Brookfield Properties
BROOKFIELD PROPERTIES CORPORATION
MANAGEMENT PROXY CIRCULAR
TABLE OF CONTENTS

PART ONE:	Voting Information	1

PART TWO:	Business of the Meeting	4

	1. Annual Financial Statements	4

	2. Election of Directors	4

	3. Appointment of Auditors	8

	4. Amendments to the Share Option Plan	9

	5. Three for Two Stock Split and Related Matters	12

PART THREE:	Executive Compensation Report	14

PART FOUR:	Statement of Corporate Governance Practices	21

PART FIVE:	Other Information	29

APPENDIX A:	Corporate Governance Guidelines

MANAGEMENT PROXY CIRCULAR
PART ONE – VOTING INFORMATION
Solicitation of Proxies
The information contained in this Management Proxy Circular (the “Circular”) is furnished in connection with the solicitation of proxies to be used at the Annual and Special Meeting of Shareholders (the “Meeting”) of Brookfield Properties Corporation (“Brookfield Properties”) to be held on Thursday, April 26, 2007 in New York City at Three World Financial Center at 10:00 a.m. (e.s.t.) and at any adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting (“Notice”). All amounts in the Circular are expressed in U.S. dollars unless otherwise noted. It is expected that the solicitation will be made primarily by mail, but proxies may also be solicited personally by officers or regular employees of Brookfield Properties. The solicitation of proxies by this Circular is being made by or on behalf of the management of Brookfield Properties and the total cost of solicitation will be borne by us. The information contained herein is given as at December 31, 2006, except where otherwise noted.
Appointment of Proxies
The persons named in the accompanying form of proxy are representatives of management and are directors and officers of Brookfield Properties. You have the right to appoint a person other than the persons named in the enclosed form of proxy, who need not be a shareholder of Brookfield Properties, to represent you at the Meeting or any adjournment thereof. Such right may be exercised by inserting such person’s name in the blank space provided in the form of proxy.
To be valid, proxies must be executed legibly by a registered shareholder, not later than the close of business on Monday, April 23, 2006 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting, as follows:

If via mail:	If via facsimile:	If via courier or hand:

CIBC Mellon Trust Company	(416) 368-2502	CIBC Mellon Trust Company
P.O. Box 721		320 Bay Street
Agincourt, Ontario M1S 0A1		Banking Hall Level
Toronto, Ontario M5H 4A6
Non-Registered Holders
Only registered shareholders of Brookfield Properties, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, shares of Brookfield Properties beneficially owned by a holder (a “Non-Registered Holder”) are registered either:
a)	in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

b)	in the name of a depositary (such as The Canadian Depository for Securities Limited) of which the intermediary is a participant.
In accordance with the requirements of National Instrument 54-101, Brookfield Properties has distributed copies of the accompanying Notice, this Circular, the enclosed form of proxy and Brookfield Properties’ 2006 Annual Report (which includes management’s discussion and analysis and consolidated financial statements for the fiscal year ended December 31, 2006) (collectively, the “ meeting materials”) to the depositary and intermediaries for onward distribution to Non-Registered Holders.
Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, intermediaries will use a service company (such as ADP Investor Communications Fund (“ADPIC”) ) to forward the meeting materials to Non-Registered Holders.
Non-Registered Holders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.
a)	Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the meeting materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. Voting instruction forms in some cases permit the completion of the voting instruction form by telephone or through the internet. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have

Brookfield Properties

1

another person attend and vote on their behalf), they must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to them.
b)	Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not complete. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the Non-Registered Holder must complete the form of proxy as described above and deposit it with the Secretary of Brookfield Properties, as follows:

If via mail:	If via facsimile:	If via courier or hand:

c/o CIBC Mellon Trust Company	c/o CIBC Mellon Trust Company	c/o CIBC Mellon Trust Company
P.O. Box 721	(416) 368-2502	320 Bay Street
Agincourt, Ontario M1S 0A1		Banking Hall Level
Toronto, Ontario M5H 4A6
If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided.
Non-Registered Holders should follow the instructions on the forms they receive and contact their intermediary promptly if they need assistance.
Revocation
If you are a registered shareholder who has given a proxy, you may revoke the proxy (a) by completing and signing a proxy bearing a later date and depositing it as described above; (b) by depositing an instrument in writing executed by you or your attorney authorized in writing (i) at the registered office of Brookfield Properties at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof; or (ii) with the chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof; or (c) in any other manner permitted by law.
If you are a Non-Registered Holder, you may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the intermediary at least seven days prior to the Meeting.
Voting of Shares Represented By Management Proxies
The management representatives designated in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the direction of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In the absence of any specification, the shares will be voted in favor of the matters to be acted upon as set out in this Circular.
The enclosed form of proxy confers discretionary authority upon the management representatives designated therein with respect to amendments to or variations of matters identified in the Notice and with respect to other matters which may properly come before the Meeting. At the date hereof, we know of no such amendments, variations or other matters. In the event that amendments or variations to the matters identified in the Notice are properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on the matter or business.
Voting Shares
At March 9, 2007, Brookfield Properties had outstanding 264,783,879 common shares, 6,312,000 Class A Redeemable Voting preferred shares, 2,000,000 Class AA preferred shares and 50,400,000 Class AAA preferred shares. If you are a holder of common shares or Class A Redeemable Voting preferred shares of record at the close of business on March 15, 2007, the record date established for the receipt of meeting materials and for voting in respect of the Meeting, you will be entitled to one vote in respect of each such share held by you on all matters to come before the Meeting. If you are a holder of Class AA preferred shares or Class AAA preferred shares you will be entitled to one vote in respect of each such share held by you on the special resolution relating to the subdivision of the common shares and the amendment of the share conditions for the Class A Redeemable Voting preferred shares. For a description of the procedures to be followed if you are a Non-Registered Holder to direct the voting of shares beneficially owned, see “Non-Registered Holders” on page 1 of this Circular.
Principal Holders of Voting Shares
To our knowledge, the only person or corporations beneficially owning, directly or indirectly, or exercising control or direction over, securities of Brookfield Properties entitled to vote at the Meeting carrying more than 10% of the votes attached to any class of

Brookfield Properties
2

outstanding securities of Brookfield Properties is Brookfield Asset Management Inc. (“BAM”), which, directly and indirectly, owns 129,657,020 common shares and 6,131,943 Class A Redeemable Voting preferred shares, being 49.0% and 97.1%, respectively, of the outstanding shares of each such class. BAM is a global asset management company with shares listed on the New York and Toronto stock exchanges (the “NYSE” and “TSX”, respectively).
We are advised by BAM that its major shareholders are Partners Limited (“Partners”) and its 49.0% owned affiliate, BAM Investments Corp., which together with the shareholders of Partners, collectively own, directly or indirectly, exercise control or direction over, or have options or warrants to acquire, approximately 69 million Class A Limited Voting Shares of BAM, representing approximately 17% of the Class A Limited Voting Shares on a fully diluted basis, and 85,120 Class B Limited Voting Shares of BAM, representing all of the Class B Limited Voting Shares. To the knowledge of the directors and officers of the Corporation, Partners Limited and BAM Investments Corp are the only persons or corporations that beneficially own, directly or indirectly, or exercise control or direction over, voting securities of the Corporation carrying more than 10% of the votes attached to any class of outstanding voting securities of the Corporation.

Brookfield Properties

3

PART TWO – BUSINESS OF THE MEETING
1. Annual Financial Statements
Our annual financial statements for the fiscal year ended December 31, 2006 are included in our 2006 Annual Report, which is being mailed to you with this Circular. The Annual Report will be placed before you and other shareholders at the meeting.
2. Election of Directors
Our articles provide for cumulative voting so that each shareholder entitled to vote in the election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the shareholder multiplied by the number of directors to be elected (e.g., if you have one share and if there are thirteen directors nominated for election, you will be entitled to thirteen votes). You may cast all such votes in favor of one candidate or distribute your votes among the candidates in any manner you see fit. If you vote for more than one candidate without specifying the distribution of your votes among such candidates, you will be deemed to have distributed your votes equally among the candidates for whom you voted.
On any ballot that may be called for in the election of directors, the management representatives designated in the enclosed form of proxy intend to cast the votes to which the shares represented by such proxy are entitled equally among the proposed nominees whose names are set forth below, unless the shareholder who has given such proxy has directed that the shares be otherwise voted or withheld from voting in the election of directors.
If you wish to distribute your votes other than equally among the proposed nominees for whom you have directed the management representatives designated in the enclosed form of proxy to vote, you must do so personally at the meeting or by another proper form of proxy. We believe that all of the proposed nominees will be able to serve as directors. If a proposed nominee is unable to serve as a director for any reason prior to the meeting, the management representatives designated in the enclosed form of proxy, unless directed to withhold from voting in the election of directors, reserve the right to vote for other nominees at their discretion.
Nominees for Directors
The following table sets out the names of the thirteen persons nominated for election as directors to hold office until the next annual meeting or until their successors are elected or appointed, all major positions and offices in Brookfield Properties, the principal occupation or employment of each nominee, the year in which each nominee was first elected a director of Brookfield Properties and the approximate number of shares of each class of shares (and other derivative securities including deferred shares units) of Brookfield Properties and its subsidiaries that each nominee has advised Brookfield Properties, are beneficially owned, directly or indirectly, or subject to control or direction by that person at March 9, 2007.
GORDON E. ARNELL
Gordon E. Arnell has served as a director of Brookfield Properties since January 1989. A resident of London, United Kingdom, he has been Chairman of Brookfield Properties and its Board of Directors since October 1995. Mr. Arnell was President of Brookfield Properties from 1990-1995 and CEO from 1990-2000. He has also previously held senior executive roles at Oxford Development Group Ltd. and Trizec Corporation Ltd.
 63,600 Common Shares
336,000 Options
WILLIAM T. CAHILL
Member of the Audit Committee and Governance and Nominating Committee
William T. Cahill has served as a director of Brookfield Properties since January 2000. A resident of Ridgefield, Connecticut, U.S.A., Mr. Cahill is Senior Credit Officer, Citibank Community Development and a director of Brookfield Financial Properties, Inc. He has held various positions including Managing Director at Citicorp Real Estate, Inc.; OREO 1996-2002 and Senior Asset Manager from 1991-1996; Vice President and Senior Asset Manager, Mellon Real Estate Investment Advisors Inc. from 1983-1991.
4,500 Options
3,339 Deferred Share Units
RICHARD B. CLARK
Richard B. Clark has served as a director of Brookfield Properties since April 2002. A resident of New York, New York, U.S.A., Mr. Clark has been President and Chief Executive Officer of Brookfield Properties since 2002. He was President and CEO of Brookfield Properties’ U.S. operations from 2000-2002; held senior management positions in U.S. operations for Brookfield Properties and its predecessor companies including Chief Operating Officer, Executive Vice President and Director of Leasing. Mr. Clark is currently also the Managing Partner and CEO of Commercial Real Estate and U.S. operations for BAM.
1,552,500 Options
 257,628 Deferred Share Units

4	Brookfield Properties

JACK L. COCKWELL
Chairman of the Human Resources and Compensation Committee
Jack L. Cockwell has served as a director of Brookfield Properties since February 1999. A resident of Toronto, Ontario, Canada, Mr. Cockwell is a director and Group Chairman of BAM and a director of a number of BAM’s affiliates. Mr. Cockwell is a governor of the Royal Ontario Museum and Ryeson University and a director of the C.D. Howe Institute and Astral Media Inc.
221,940 Common Shares
J. BRUCE FLATT
J. Bruce Flatt has served as a director of Brookfield Properties since February 1996. A resident of Toronto, Ontario, Canada, Mr. Flatt is Managing Partner and Chief Executive Officer and a director of BAM and a number of its affiliates. Mr. Flatt was previously President and CEO of Brookfield Properties from 2000-2001; President and Chief Operating Officer of Brookfield Properties from 1995-2000; and held other senior management positions at Brookfield Properties since 1992.
      240 Common Shares
375,000 Options
 50,557 Deferred Share Units
RODERICK D. FRASER, Ph.D., O.C.
Member of the Governance and Nominating Committee
Roderick D. Fraser has served as a director of Brookfield Properties since April 2005. A resident of Edmonton, Alberta, Canada, Dr. Fraser served as President and Vice-Chancellor of the University of Alberta from 1995-2005. Prior to joining the University of Alberta, Dr. Fraser served in various positions at Queen’s University in Kingston, including terms as Dean of the Faculty of Arts and Science and Vice-Principal (Resources). Dr. Fraser is an officer of the Order of Canada, was awarded the Centenary Medal, Royal Society of Canada and received the “Order of the Rising Sun, neck ribbon with gold rays” from the Japanese Government. Dr. Fraser is currently also a director of The Canada-U.S. Fulbright Program, The Aga Khan University and the Alberta Ballet.
1,581 Deferred Share Units
PAUL D. MCFARLANE
Chairman of the Audit Committee and member of the Human Resources and Compensation Committee
Paul D. McFarlane has served as a director of Brookfield Properties since April 1998. A resident of Mississauga, Ontario, Canada, Mr. McFarlane is a corporate director. He retired from a Canadian Chartered Bank in December 2002 after more than 40 years of service in numerous branch, regional and head office positions most recently as Senior Vice President, Special Loans, from 1994 until his retirement.
4,500 Options
3,759 Deferred Share Units
ALLAN S. OLSON
Lead Independent Director
Chairman of the Governance and Nominating Committee and Member of the Audit Committee
Allan S. Olson has served as a director of Brookfield Properties since August 1995. A resident of Spruce Grove, Alberta, Canada, Mr. Olson has been President and CEO of First Industries Corporation, an investment and management company, since 1991. He was President and CEO of Churchill Corp. from 1989-1990 and Banister Construction Group from 1990-1991 and held various positions at Stuart Olson Construction including President and CEO from 1965-1989. Mr. Olson is also a director of Ipsco Steel and Summit REIT and an Advisory Director to Carma Corporation, a Brookfield Properties subsidiary.
21,020 Common Shares
13,500 Options
 3,878 Deferred Share Units

Brookfield Properties	5

SAMUEL P.S. POLLOCK, O.C., C.Q.
Member of the Governance and Nominating Committee
Sam Pollock has served as a director of Brookfield Properties since November 1978. A resident of Toronto, Ontario, Canada, Mr. Pollock is President of 96345 Canada Inc., a Canadian investment company. He was Chairman of the Toronto Blue Jays from 1995-2000; Chairman, John Labatt Ltd. from 1991-1995; President, Carena Investments from 1978-1991; Vice President and General Manager, Montreal Canadiens from 1964-1978. Mr. Pollock is also an officer of the Order of Canada and a member of the Order of Quebec, was inducted into the Hockey Hall of Fame and the Canadian Sports Hall of Fame and was named Great Montrealer in 1978.
621,815 Common Shares
 13,500 Options
   6,504 Deferred Share Units
LINDA D. RABBITT
Member of the Human Resources and Compensation Committee
Linda D. Rabbitt has served as a director of Brookfield Properties since July 2005. A resident of Bethesda, Maryland, U.S.A., Ms. Rabbitt has been CEO, Chairman and founder of Rand Construction Corporation since 1989. She was Executive Vice President, Hart Construction Company Inc.; Co-founder and co-owner of Hart Construction Co., Inc., founded 1985. Ms. Rabbitt is also Director, Washington Performing Arts Society, Greater Washington Board of Trade and Watson Wyatt & Co. Holdings; Trustee, George Washington University and Federal City Council; Advisor, Washington Mutual Investors Fund, Inc. and Washington Business Journal; Member and Past President, Women’s Forum of Washington, D.C., Washington Building Congress and Commercial Real Estate Women.
2,352 Deferred Share Units
ROBERT L. STELZL
Member of the Audit Committee
Robert L. Stelzl has served as a director of Brookfield Properties since April 2005. A resident of Los Angeles, California, U.S.A., Mr. Stelzl is a private real estate investor and fund manager. In 2005, he retired from Colony Capital, LLC, a large real estate private equity investor, after 14 years as a principal and member of the Investment Committee. Mr. Stelzl was previously president of Bren Investment Properties from 1982-1989 and has held senior management positions with several international real estate companies including Cadillac Fairview and Cabot, Cabot and Forbes. Mr. Stelzl is currently a director of Brookfield Homes Corporation. He was previously Chairman of Aman Hotels in 1998.
1,500 Common Shares
1,381 Deferred Share Units
DIANA L. TAYLOR
A resident of New York, New York, U.S.A, Diana L. Taylor has served as the Superintendent of Banks for the State of New York since June 2003. Ms. Taylor joined Governor Pataki’s staff in 1996, where she has served in several capacities, including as Deputy Secretary for Finance and Housing. Prior thereto she also served as Chief Financial Officer for the Long Island Power Authority, as Vice President for Community, Governmental and Regulatory Affairs at KeySpan Energy and held positions at several investment banks including as a founding partner of M. R. Beal & Company. Ms. Taylor serves as a director of The After School Corporation, the Hudson River Park Trust, Literacy Partners, the New York Women’s Foundation, the International Women’s Health Coalition, Mailman School of Public Health at Columbia University and ACCION International. She is a member of the Council on Foreign Relations.
JOHN E. ZUCCOTTI
John E. Zuccotti has served as a director of Brookfield Properties since August 1998. A resident of New York, New York, U.S.A., Mr. Zuccotti has been Co-Chairman of Brookfield Properties and its Board of Directors since 2002, Chairman of the Board of Directors of Brookfield Financial Properties, Inc. since 1996 and Senior Counsel, Weil, Gotshal and Manges since 1998. Mr. Zuccotti was Deputy Chairman of Brookfield Properties from 1999-2002; President and CEO, Olympia & York Companies U.S.A. from 1990-1997; Partner, Brown & Wood from 1986-1990 and Tufo & Zuccotti from 1978-1986; First Deputy Mayor of the City of New York from 1975-1977; Chairman, New York City Planning Commission from 1973-1975.
210,000 Options

6	Brookfield Properties

Compensation of Directors
The board of directors’ compensation is designed to attract and retain highly talented and experienced directors. This requires that directors be fairly and competitively compensated. In 2007, Brookfield Properties adopted a new compensation arrangement for directors.
Directors who are resident in Canada receive their compensation in Canadian dollars, while U.S. resident directors receive their compensation in U.S. dollars. Directors of Brookfield Properties who are not officers of Brookfield Properties or its affiliates (the “outside directors”) are entitled to receive an annual fee of $75,000 in U.S. funds (or the equivalent in Canadian funds, as adjusted for exchange rate fluctuations on an annual basis) (the “Annual Fee”). The board of director’s lead independent director and the chairman of the Audit Committee, are also entitled to receive a supplemental annual retainer of $7,500 in U.S. funds (or the equivalent in Canadian funds, as adjusted for exchange rate fluctuations on an annual basis) (the “Annual Retainer”).
At least half of the Annual Fee payable to an outside director will be paid in Deferred Share Units of Brookfield Properties until the number of Deferred Share Units accumulated and common shares owned by the director have an aggregate investment cost equal to five times the then current Annual Fee. This is equivalent to $375,000 in U.S. funds (or the equivalent in Canadian funds, as adjusted for exchange rate fluctuations on an annual basis), based on the current Annual Fee. Thereafter he or she may elect to take all of the Annual Fee in cash or Deferred Share Units. An outside director may elect to receive all or part of the other half of the Annual Fee in cash or Deferred Shares Units. The lead independent director and the chairman of the Audit Committee may elect to receive all or part of their supplemental Annual Retainers in cash or Deferred Shares Units.
The following is a summary of the directors’ compensation, their election to receive all or a portion of their compensation in Deferred Share Units and the value of the Deferred Share Units as of February 7, 2007:

				Elected
				Percentage of
	2006 Annual Compensation(1)			Compensation	Aggregate Deferred Share
		Deferred Share		in Deferred	Units Issued
	Cash	Units Issued		Share Units	at February 14, 2007
Director	($)	Value ($)	(#)	(%)	Value ($)	(#)
William T. Cahill (US$)	20,900	20,000	675	50	156,289	3,339
Lance Liebman (US$)	—	15,000	506	50	164,445	3,513
Roderick D. Fraser (C$)	27,500	27,500	766	50	86,312	1,581
Paul D. McFarlane (C$)	31,416	30,000	881	50	205,252	3,759
Allan S. Olson (C$)	32,832	30,000	884	50	211,753	3,878
Sam Pollock (C$)	2,832	55,000	1,606	100	355,124	6,504
Linda D. Rabbitt (US$)	—	40,000	1,253	100	110,080	2,352
Robert L. Stelzl (US$)	20,000	20,000	631	50	64,624	1,381
William Wheaton (US$)	—	40,000	1,305	100	219,494	4,689

Notes:

(1)	The Deferred Share Unit awards shown for 2006 were granted on quarterly basis at the then prevailing share price.
In February 2007, Messrs. Olson and Pollock each received cash payments of C$1,416, in connection with options they each held on December 31, 2002 to adjust for the impact of the spin-off of Brookfield Homes Corporation. Holders of options on December 31, 2002 were entitled to US$1.50 (C$2.36) per option held.
In 2006, Gordon E. Arnell was also paid $373,768 for his service as Chairman of the Board of Directors and for consultancy services.
Directors are also reimbursed for travel and other out-of-pocket expenses incurred in attending board or committee meetings. In 2006, 13 directors of Brookfield Properties received a total of $83,184 in directors’ reimbursed expenses.
Messrs. Cockwell, Flatt, Arnell, Zuccotti and Clark do not receive compensation for serving as directors.

Brookfield Properties

7

3. Appointment of Auditors
At its meeting held on February 7, 2007, the Audit Committee of the board of directors recommended the reappointment of Deloitte & Touche LLP as external auditors of Brookfield Properties, subject to shareholder approval. Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively “Deloitte & Touche”) are our principal external auditors . Deloitte & Touche and its predecessors have served as external auditors of Brookfield Properties since 1978.
Unless directed otherwise, on any ballot that may be called for the appointment of auditors, the management representatives designated in the enclosed form of proxy intend to vote such shares in favor of reappointing Deloitte & Touche LLP, Chartered Accountants, as auditors of Brookfield Properties to hold office until the next annual meeting of shareholders, and authorizing the directors to fix the remuneration to be paid to the auditors.
Auditors Fees
From time to time, Deloitte & Touche also provides us with tax and other non-audit services. In February 2005, the Audit Committee adopted a revised policy regarding the provision of non-audit services by our external auditors. This policy, which is periodically reviewed and updated, encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and requires Audit Committee pre-approval of permitted audit, audit-related and non-audit services. It also specifies a number of services the provision of which by our external auditors, is not permitted including the provision of services related to financial information systems design and implementation.
The following table sets forth further information on the fees billed or expected to be billed by Deloitte & Touche to Brookfield Properties relating to the fiscal years ended December 31, 2006 and 2005:

Service Performed	2006	2005

Audit fees (1) (2)	$2,610,000	$1,113,000
Audit related fees (3) (4)	4,395,000	2,020,000
Tax fees	505,000	460,000

Total fees	$7,510,000	$3,593,000

Notes:

(1)	Included in this amount is $115,000 and $45,000 (2005 — $105,000 and $50,000), respectively, relating to the audits of BPO Properties Ltd. and FPT Brookfield Properties Inc., which are listed on the Toronto Stock Exchange.

(2)	Included in the 2006 and 2005 quarterly review fees are $80,000 and $40,000 (2005 — $62,500 and $45,000), respectively, relating to the review of BPO Properties Ltd. and FPT Brookfield Properties Inc. which are listed on the Toronto Stock Exchange.

(3)	Included in this amount is $2,360,000 (2005 — $915,000), related to audit of joint ventures of which the company’s share is $825,000 (2005 — $309,000)

(4)	Included in this amount is $1,140,000(2005 — $460,000) related to accounting consultations in connection with accounting and reporting standards related to transactions of joint ventures, of which the company’s share is $513,000 (2005 — $115,000)
Audit fees were for professional services rendered for the audit of our consolidated financial statements as of and for the years ended December 31, 2006 and 2005 and the audit of internal control over financial reporting as of December 31, 2006, quarterly review of the financial statements included in our quarterly reports, consents and comfort letters issued and review of filings with securities commissions.
Audit-related fees consisted of assurance and related services that are reasonably related to the performance of the audit and are not reported under “Audit Fees.” Audit-related fees include employee benefit plans, operating cost and escalation, joint venture and lender audits, as well as consultations concerning financial accounting and reporting standards. Audit related fees for the fiscal year ended December 31, 2005 also included additional fees related to assistance with respect to internal control over financial reporting .
Tax fees consist of services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and advice, including assistance with property tax assessment and appeals and technical advice related to income tax matters.
The Audit Committee of the board of directors has determined that the provision of these services is compatible with the maintenance of the independence of Deloitte & Touche.

Brookfield Properties

8

4. Amendments to The Share Option Plan
Our board of directors approved amendments to our Share Option Plan, subject to shareholder approval, to (i) implement detailed amendment provisions setting out the types of amendments to the Share Option Plan that will require shareholder approval; and ( ii) provide for the automatic extension of stock options granted under the Share Option Plan which would expire during a blackout period to ten business days following the end of the blackout period. The board of directors also approved certain housecleaning amendments to the plan which do not require shareholder approval.
Background
The Share Option Plan was originally implemented in 1990 and is intended to be a method of rewarding management based on increases in the value of our common shares. For further information on our Share Option Plan see “Executive Compensation Report — Long-Term Incentives” and “Share Options — Share Option Plan Information”. A copy of our Share Option Plan in its current form and in the form as amended is available on our website at brookfieldproperties.com.
Proposed Amendments to the Share Option Plan
Amendment Providing Specific Amendment Provisions
Currently, the board of directors has the power to amend, suspend or terminate the Share Option Plan in accordance with applicable legislation at any time without shareholder approval, except for an increase in the maximum number of common shares issuable under the plan such that the maximum number of common shares reserved for issuance under the plan and Brookfield Properties’ other share compensation arrangements exceeds 10% of the outstanding issue and any material increase in a benefit accruing to a participant in the plan, provided, however, that any such amendment, suspension or termination shall not alter or impair the entitlements of a participant which have accrued prior to the date of the amendment, suspension or termination.
Amendments to the TSX Company Manual effective January 1, 2005 required companies to implement amendment provisions which specify the types of amendments that can be made to their security based compensation arrangements without shareholder approval . In TSX Staff Notice 2004-0002, published in 2004, the TSX provided administrative relief which permitted plans with a general amendment provision, such as the Share Option Plan, to make housekeeping and certain other amendments. In TSX Staff Notice 2006-0001, published on June 6, 2006, the TSX withdrew the administrative relief and advised companies that effective June 30, 2007, companies which did not have detailed amendment provisions in their security based compensation arrangements could only make amendments to their security based compensation arrangements, including “housekeeping” amendments, with shareholder approval.
In response to this development, the board of directors approved an amendment to the Share Option Plan, subject to shareholder approval, to specify that shareholder approval is not required for amendments except as follows:
(i)	amendments to the maximum number of shares issuable under the Share Option Plan;

(ii)	amendments reducing the exercise price or purchase price of an option, except in connection with a stock dividend or split, recapitalization, merger, consolidation or other corporate change or a shareholder rights or similar plan, where such reduction does not include the cancellation or termination of an option prior to its expiry date for the purpose of reissuing options to the same participant with a lower exercise price;

(iii)	amendments to termination provisions providing an extension beyond the original expiry date, or a date beyond a permitted automatic extension in the case of an option expiring during a blackout period;

(iv)	amendments extending eligibility to participate in the plan to non-employee directors;

(v)	amendments to permit options to be transferred other than by testate or intestate session;

(vi)	amendments to permit the addition or modification of a cashless exercise feature, payable in cash or common shares, unless it provides for a full deduction of the number of underlying common shares from the Share Option Plan reserve; and

(vii)	amendments to permit awards, other than options, to be made under the Share Option Plan.
All other amendments to the plan will not require shareholder approval. Examples of these include:
(i)	amendments of a “housekeeping” or administrative nature;

(ii)	amendments to the vesting provisions of the Share Option Plan or any option;

(iii)	amendments to the Share Option Plan to comply with applicable laws;

(iv)	amendments necessary for awards to qualify for favorable treatment under tax laws;

(v)	amendments to termination provisions not providing an extension beyond the original expiry date, or a date beyond a permitted automatic extension in the case of an option expiring during a blackout period; and

(vi)	amendments providing for or modifying a cashless exercise feature, payable in cash or shares and providing for a full deduction of underlying shares from the Share Option Plan reserve.
The board of directors considers that the proposed amendment will allow matters of an administrative or technical nature to be dealt with in a timely and expeditious manner, while requiring shareholder approval for amendments that substantially alter the terms of the Share Option Plan and options granted pursuant to the Share Option Plan. The proposed amendment will allow the same amendments to be made without shareholder approval as were permitted by TSX Staff Notice 2004-0002.

Brookfield Properties

9

Amendment Providing For an Automatic Ten-Day Extension
Currently, options granted pursuant to the Share Option Plan have a term of ten years and vest at the rate of 20% per year, commencing on the first anniversary of the date of grant. Prior to the expiry of an option at the end of the term, an optionholder generally may exercise an option at any time after the option vests, except during a blackout period or when the optionholder has material undisclosed information.
Effective January 1, 2005, subsection 613(h)(iii) of the TSX Company Manual was amended to require shareholder approval on a disinterested basis in order to extend the term of an option or options benefiting insiders. The TSX Staff Notice 2006-0001 recognizes that many listed issuers have self imposed blackout periods on other restrictions on completing trades, which the TSX recognizes are an example of good governance. The TSX stated that subsection 613(h)(iii) was not intended to penalize positive corporate behaviour. Accordingly, the TSX Staff Notice 2006-0002 provides that the expiry date of an option which expires during a blackout period (including a period when an insider has material undisclosed information) may be extended to a date shortly after the end of the blackout period. Accordingly, on February 7, 2007, the board of directors approved an amendment to the Share Option Plan, subject to shareholder approval, to provide for an automatic extension to ten days following the end of a blackout period for the term of options that would otherwise expire.
Shareholder Approval
The rules of the TSX require that the above-described amendments to the Share Option Plan be approved by an ordinary resolution passed by a majority of the votes cast by holders of voting securities present or represented by proxy at the meeting.
Shareholders will be asked at the meeting to pass the following resolution with or without variation relating to the foregoing amendments:
BE IT RESOLVED THAT:
1.	The current amendment provisions of the Share Option Plan, be deleted and replaced with the following:
1.6	Amendment and Termination
(a) The Board may amend, suspend or terminate the Plan, or any portion thereof, at any time, subject to those provisions of applicable law (including, without limitation, the applicable rules, regulations and policies of any exchange, if any), that require the approval of shareholders or any governmental or regulatory body. The Board may make amendments to the Plan or to any Option outstanding thereunder without seeking shareholder approval, except for the following types of amendments:
(i)	increasing the number of Common Shares reserved for issuance under the Plan;

(ii)	reducing the exercise price of an Option, except in connection with a stock dividend or split, recapitalization, merger, consolidation, combination or exchange of shares or other corporate change or a shareholder rights or similar plan pursuant to section 1.4(b), where such reduction does not include the cancellation or termination of an Option prior to its expiry date for the purpose of reissuing options to the same Participant with a lower exercise price;

(iii)	extending the term of an Option beyond its original expiry date or beyond 10 years from its grant date, except the automatic extension of an Option the expiry date of which would have fallen within a Blackout Period pursuant to Section 2.3(h);

(iv)	extending eligibility to participate in the Plan to non-employee directors;

(v)	permitting Options to be transferred other than by testate or intestate succession;

(vi)	permitting the addition or modification of a cashless exercise feature, payable in cash or Common Shares, unless it provides for a full deduction of the number of underlying Common Shares from the Plan reserve; or

(vii)	permitting awards, other than Options, to be made under the Plan.
Except as expressly set forth in the Plan, no action of the Board shall alter or impair the rights of a Participant under any Option previously granted to the Participant without the consent of the affected Participant.
2.	Section 2.3 of the Share Option Plan be amended by adding the following as subsection (h) of Section 2.3:
(h) If an Option would otherwise expire during a Blackout Period, the term of such Option shall automatically be extended until 10 business days after the end of the Blackout Period.
3.	Section 1.3 of the Share Option Plan be amended by adding the following definition:

Brookfield Properties

10

“Blackout Period” means any period imposed by the Corporation, during which specified individuals, including insiders of the Corporation, may not trade in the Corporation’s securities (including for greater certainty where specific individuals are restricted from trading because they have material non-public information), but does not include any period when a regulator has halted trading in the Corporation’s securities;
4.	Such other incidental changes be made to the Share Option Plan as required to implement the amendments provided for above.

5. Any officer or director of the Corporation be and is hereby authorized for and on behalf of the Corporation to execute, whether under the corporate seal of the Corporation or otherwise, and deliver all such documents and instruments, and to do all such acts or things, as may be necessary or desirable to give effect to the foregoing.
Unless directed otherwise, on any ballot that may be called for the approval of the amendments to the Share Option Plan, the management representatives designated in the enclosed form of proxy intend to vote such shares in favor of approving the amendments to the Share Option Plan.

Brookfield Properties

11

5. Three for Two Stock Split and Related Matters
At the Meeting, shareholders will be asked to vote on a special resolution to provide for a three for two stock split of the common shares and a nine for four stock split of the Class A Redeemable Voting preferred shares. Brookfield Properties is undertaking the stock splits to ensure its common shares remain accessible to individual shareholders and to further enhance the liquidity of the company’s common shares while maintaining the proportionate voting rights of the Class A Redeemable Voting preferred shares.
The proposed stock split will increase the number of common shares that are outstanding and will initially reduce the price per share at which the common shares trade by approximately one-third but it will not change a common shareholder’s proportionate ownership in Brookfield Properties or the total value of its investment. The proposed stock split will increase the number of Class A Redeemable Voting preferred shares outstanding but will proportionately reduce their value so that on an aggregate basis the holders are not better or worse off. The proposed stock split will adjust the number of Class A Redeemable Voting Preferred Shares on a nine for four basis, to reflect both the proposed three for two subdivision of the common shares referred to above and the March 2005 three for two stock dividend as an adjustment was inadvertently omitted at that time
In order to effect the stock split, Brookfield Properties must amend its Articles to: (1) effect a three for two subdivision of its common shares; and (2) effect a nine for four subdivision of its Class A Redeemable Voting preferred shares; which requires an increase in the number of Class A Redeemable voting preferred shares that are authorized for issuance. The full text of the special resolution that shareholders will be asked to approve at the Meeting is set out below.
In addition, Brookfield Properties is proposing to amend the share conditions for the Class A Redeemable Voting preferred shares to provide for appropriate adjustment of the number of outstanding Class A Redeemable Voting preferred shares and the voting rights of the Class A Redeemable Voting preferred shares as a result of any future transaction resulting in an adjustment in the number of outstanding common shares including as a result of any subdivision, consolidation, stock dividend or otherwise so that shareholder approval does not need to be sought at that time.
Following the subdivision of the common shares and the Class A Redeemable Voting preferred shares, BAM will continue to hold 49.0% of the outstanding common shares and 97.1% of the outstanding Class A Redeemable Voting preferred shares, being over 50% of the voting securities of Brookfield Properties.
Management and the board of directors believe that the proposed share subdivisions and the related amendments to the terms of the Class A Redeemable Voting preferred shares are fair and reasonable and are in the best interests of Brookfield Properties and its shareholders in order to achieve the objectives stated above.
The common shares are listed on the TSX and the NYSE. Brookfield Properties has applied to have the common shares resulting from the subdivision listed on the TSX and the NYSE.
Shareholders of record at the close of business on May 8, 2007 (or such other date as may be approved by the board of directors and publicly announced by Brookfield Properties) will be entitled to receive the common shares and Class A Redeemable Voting preferred shares, as the case may be, resulting from the subdivision.
No fractional common shares or Class A Redeemable Voting preferred shares will be issued to shareholders as part of the subdivision of such shares. A holder of common shares who would otherwise receive a fraction of a share will receive a cash payment determined on the basis of the closing price of the common shares on the first trading day after the effective date of the subdivision of such shares. A holder of Class A Redeemable Voting preferred shares who would otherwise receive a fraction of a share will receive a cash payment determined by reference to the redemption price for the Class A Redeemable Voting preferred shares after the subdivision.
The following discussion is limited to Canadian and U.S. federal income tax considerations and should not be considered to be legal or tax advice to any particular holder of shares of Brookfield Properties. Holders of shares are advised to consult with their own tax advisers.
Certain Canadian Federal Income Tax Considerations for Holders of Common Shares
The following summary applies to common shareholders who for Canadian income tax purposes hold their shares as capital property .
Brookfield Properties has determined that the subdivision of the issued common shares will not result in a gain or loss to shareholders for Canadian federal income tax purposes. For Canadian federal income tax purposes, no disposition or acquisition will be considered to have occurred, and the adjusted cost base to a holder of a divided share immediately after the subdivision will be two-thirds of the adjusted cost base of the respective undivided share immediately before the subdivision. Subdivided shares will be considered as having been acquired at the time that the respective undivided shares were acquired.
Certain United States Federal Income Tax Considerations for Holders of Common Shares
The following summary applies to common shareholders who for U.S. federal income tax purposes hold their shares as capital assets.

Brookfield Properties

12

Brookfield Properties has determined that the subdivision of the issued common shares will not result in recognition of gain or loss to shareholders for U.S. federal income tax purposes. The tax basis of a share immediately after the subdivision will be two-thirds the tax basis of the respective undivided share immediately before the subdivision. The holding period of divided shares will include the holding period of the respective undivided shares.
Shareholder Approval
The subdivision of the common shares will not proceed if the subdivision of the Class A Redeemable Voting preferred shares and the amendment to the share conditions for the Class A Redeemable Voting preferred shares are not approved at the Meeting.
Holders of Brookfield Properties’ common shares, Class A Redeemable Voting preferred shares, Class AA preferred shares and Class AAA preferred shares will be asked at the Meeting to approve the following special resolution with or without variation relating to the subdivision of the common shares and the Class A Redeemable Voting preferred shares and the amendment to the share conditions of the Class A Redeemable Voting preferred shares:
BE IT RESOLVED THAT:
1.	Pursuant to section 173 of the Canada Business Corporations Act (the “Act”), the Articles of Brookfield Properties be amended to subdivide the issued and outstanding common shares on a three for two basis;

2.	Pursuant to section 173 of the Act, the Articles of Brookfield Properties be amended to subdivide the issued and outstanding Class A Redeemable Voting preferred shares on a nine for four basis;

3.	Pursuant to section 173 of the Act, the Articles of Brookfield Properties be amended to increase the maximum number of Class A Redeemable Voting preferred shares, Series A and Series B that Brookfield Properties is authorized to issue by 2,562,500 Class A Redeemable Voting preferred shares, Series A and by 5,327,500 Class A Redeemable Voting preferred shares, Series B in order to provide for a sufficient number of authorized Class A Redeemable Voting preferred shares to accommodate the subdivision described in paragraph 2 above;

4.	Pursuant to section 173 of the Act, the Articles of Brookfield Properties be amended to amend the share conditions of its Class A Redeemable Voting preferred shares in order to provide for appropriate adjustment of the number of outstanding Class A Redeemable Voting preferred shares and the voting rights of the Class A Redeemable Voting preferred shares as a result of any future transaction resulting in an adjustment in the number of outstanding common shares including as a result of any subdivision, consolidation, stock dividend or otherwise;

5.	Any one of the directors or officers of Brookfield Properties is hereby authorized to sign all such documents, including, without limitation, Articles of Amendment, and to do all such acts and things, including, without limitation, delivering such Articles of Amendment to the Director under the Act, as such director or officer determines, in his or her discretion, to be necessary or advisable in order to properly implement and give effect to the foregoing; and

6.	The directors of the Company may, in their discretion, without further approval of the shareholders, revoke this special resolution at any time before the issue of a Certificate of Amendment in respect of the foregoing.
To be effective, the special resolution approving the subdivision of the common shares and the Class A Redeemable Voting preferred shares and the amendment to the share conditions of the Class A Redeemable Voting preferred shares must be approved by a two-thirds majority of the votes cast by the holders of the common shares, Class A Redeemable Voting preferred shares, Class AA preferred shares and Class AAA preferred shares of Brookfield Properties who vote in respect of the special resolution, in person or represented at the meeting by proxy, each voting separately as a class.
Unless directed otherwise, on any ballot that may be called for the approval of the subdivision of the common shares and the Class A Redeemable Voting preferred shares and the amendment of the share conditions of the Class A Redeemable Voting preferred shares, the management representatives designated in the enclosed form of proxy intend to vote such shares in favor of approving the amendments to the Articles.

Brookfield Properties

13

PART THREE – EXECUTIVE COMPENSATION REPORT
Report of The Human Resources and Compensation Committee
The Human Resources and Compensation Committee is comprised of four directors: Jack Cockwell (Chairman), Paul McFarlane, Linda Rabbitt and William Wheaton. The Human Resources and Compensation Committee meets as required, and at least quarterly, to monitor and review management compensation policies and benefits, management succession planning and the overall composition and quality of our management resources. The Human Resources and Compensation Committee met on four occasions in 2006. The Human Resources and Compensation Committee has a specific mandate to, among other things, review and approve executive compensation. This includes an annual evaluation of the performance of the Chief Executive Officer, and a review of performance reports for other executive officers. The Human Resources and Compensation Committee makes recommendations to the board of directors with respect to the compensation of the executive officers, and the board of directors gives final approval on compensation matters.
Executive compensation is based on the relative role and responsibility of the executive officers as compared to other executive officers within Brookfield Properties, as well as on the executive officer’s individual performance. This applies equally to all executive officers, including the Chief Executive Officer. Our compensation arrangements are focused on rewarding performance, taking into account length of service, level of responsibility and experience of the individual. A specific objective is to attract and retain highly qualified and motivated individuals. Accordingly, compensation levels are monitored to ensure that they are competitive within the relevant market place.
The key components of executive officers’ compensation are base salary, short-term incentives and long-term incentives. The short and long-term incentive plans are designed to provide a significant amount of variable compensation which is linked to individual performance and increases in shareholder value.
Base Salaries
Base salaries of executive officers are reviewed annually and are based on individual performance, responsibility and experience to ensure that they reflect the contribution of each executive officer. We believe that base salaries for executive officers should be lower than average for the industry with compensation weighted to share performance in order to align these executive officers’ interests with shareholder interests.
Short-Term Incentives
Short-term incentives are represented by cash bonus awards. Awards are determined based on both the performance of Brookfield Properties and the individual executive officers. Our performance is measured by the achievement of financial and other operational objectives, also taking into consideration the performance of competitors in the real estate industry and macro-economic factors, as well as the efforts and achievements of the executive team. The performance of the individual executive officer is based on the degree to which that executive officer has met specific predetermined objectives. In order to further align management objectives with shareholder objectives, certain senior executive officers may elect to receive all or a portion of their annual bonus awards in Deferred Share Units, as described below under Long-Term Incentives.
Long-Term Incentives
Long-term incentives are intended to reward management based on increases in the value of our common shares. The purpose of these arrangements is to achieve a commonality of interest between shareholders and management and to motivate executives to improve Brookfield Properties’ financial success, measured in terms of enhanced shareholder wealth over the longer term. The allocation of long-term incentives to officers is based on criteria similar to those for short-term incentives.
Our long-term incentive plans consist of two elements:
a)	a Share Option Plan under which Brookfield Properties grants options to certain employees and officers to purchase common shares at a fixed price. There are currently 13,500,000 common shares authorized under the plan, representing 5.1% of the total number of outstanding common shares; 5,600,090 common shares are issuable upon exercise of outstanding options, representing 2.1% of the total number of outstanding common shares and 7,899,910 common shares have been issued under the plan, representing 2.98% of the total number of outstanding common shares. The maximum number of common shares reserved for issuance to any one person under the Share Option Plan is 5% of the outstanding common shares (on a non-diluted basis) less the aggregate number of common shares reserved for issuance under any other security based compensation arrangement of the corporation. The number of common shares issuable to insiders, at any time, under the plan and all security based compensation arrangements of Brookfield Properties cannot exceed 10% of issued and outstanding common shares. The number of common shares issued to insiders, within any one year period, under the plan and all security based compensation arrangements of Brookfield Properties cannot exceed 10% of issued and outstanding common shares. The exercise price of options under the Share Option Plan is determined by the board of directors and may not be less than the closing trading price of the common shares on the TSX for Canadian participants, or the NYSE for U.S. participants, on the last trading day preceding the date of grant of such option, and shall, in all cases, be not less than such amount required by applicable regulatory authorities from time to time. The number of options granted each year is determined based on a multiple of the officer’s base salary for that year. The board of directors may determine vesting terms for options and the practice has been for options to vest as to 20% at the end of each year on a cumulative basis and are exercisable over a 10 -year

14	Brookfield Properties

period. Certain senior executive officers may elect to receive all or a portion of their option award in cash.

Commencing in February 2003, in order to minimize any appearance of certain senior executive officers opportunistically exercising options for personal gains, our board of directors adopted a policy requiring the named executive officers to hold, for at least one year, common shares or Deferred Share Units of Brookfield Properties equal to the net after-tax cash realized from the exercise of option grants, starting with options granted in 2003. All options cease to be exercisable immediately if the holder ceases to be an eligible person under the plan for any reason other than death, retirement or disability. If the holder retires or becomes disabled options continue to vest and be exercisable. If the holder dies, the holder’s representatives have six months to exercise vested options. Options are not transferable, except by testate or intestate succession. On a change of control, the board of directors has the discretion to accelerate the vesting of options and make such changes to the terms of the options as it considers fair and appropriate in the circumstances including, but not limited to, providing that options which are not exercised in connection with the change of control expire; and

b)	a Deferred Share Unit Plan under which certain senior executive officers may, at their option, receive all or a portion of their annual bonus awards in the form of Deferred Share Units. The annual bonus awards are converted to Deferred Share Units based on a rate set at the discretion of the board of directors on the award date. The portion of the annual bonus award elected to be received in Deferred Share Units by the senior executive officer may, at the discretion of the board of directors, be increased by a factor of up to two times for purposes of calculating the number of Deferred Share Units to be allocated. A senior executive officer who holds Deferred Share Units will receive additional Deferred Share Units as dividends are paid on the common shares of Brookfield Properties, on the same basis as if the dividends were re-invested. The Deferred Share Units vest over a five-year period and participants are only allowed to redeem them during the year following cessation of employment through retirement, resignation, termination or death, for cash or an actuarially equivalent pension annuity. The cash value of the Deferred Share Units when redeemed will be equivalent to the market value of an equivalent number of common shares of Brookfield Properties.
Chief Executive Officer
Richard B. Clark, the President and Chief Executive Officer of Brookfield Properties, has been charged by the board of directors to develop and implement a business strategy focused on building shareholder value by investing in commercial property assets and pro-actively managing these assets to maximize cashflow and return on capital throughout economic cycles.
Mr. Clark’s overall compensation as an officer of Brookfield Properties is linked largely to our performance as reflected by the growth in Brookfield Properties’ earnings and operating cashflow and the translation of these attributes over time into a higher common share price.
Mr. Clark’s performance is rated each year by the board of directors in relation to the achievement of predetermined objections . Achievements in 2006 versus objectives included:
•	increasing Funds From Operations (“FFO”) per share by 9% to $1.87 per share, which met the expectations of our business plan;

•	shareholders benefited from a 34% increase in the common share price;

•	initiated and fully invested U.S. acquisition fund by acquiring Trizec Properties with institutional partners adding 29 million square feet to the portfolio. The $7.5 billion acquisition, one of the largest real estate deals in history, added 58 office properties and development sites in 4 cities to Brookfield’s roster of premier properties. Brookfield’s internal rate of return on this portfolio is expected to exceed 15%;

•	coinciding with the acquisition of the Trizec portfolio which included seven properties in the Central Business District of Houston, acquired an adjacent property, Four Allen Center, simultaneously fully leasing this 100% vacant building to Chevron;

•	raised $1.25 billion gross proceeds from common equity offering. The proceeds from this offering were used in the short term to pay down debt, putting the company on a strong footing for future growth;

•	completing the sale of Trade Center, Denver for $116 million recognizing a $30 million gain as part of the company’s strategy to redeploy equity from this secondary market into existing primary and selected new markets;

•	disposed of eight non-strategic properties acquired with the O&Y portfolio recognizing a $14 million gain on our 25% interest;

•	accumulated a development pipeline now totaling over 15 million square feet, including the acquisition of approximately 7 million square feet in 2006, with 5 projects currently underway including;
o	began construction of Phase 1 of the Bay Adelaide Centre Property in Toronto and Banker’s Court in Calgary;

Brookfield Properties	15

o	purchased and began construction of 322,000 sq. ft. development at 77K Street in the Capital Hill submarket of Washington, D.C.;

o	with the purchase of the adjacent site to our West 31st Street development during the year we can now build up to 4.7 million rentable square feet of office or mixed use space;
•	leasing 6.2 million square feet of space versus 4.9 million square feet of expiries, exceeding plan and in the process increased our occupancy by 50 bps from 96.4% to 95.1%.
Mr. Clark received a salary of $500,000 in each of 2006 and 2005. In addition, taking into account Mr. Clark’s accomplishments as described above, the Human Resources and Compensation Committee, at its meeting in February 2007, awarded Mr. Clark 500,000 share options and a cash bonus of $650,000.
Signed by the members of the Human Resources and Compensation Committee,
     Jack Cockwell, Chairman           Paul McFarlane           Linda Rabbitt           William Wheaton
Performance Graph
The following shows the cumulative total S&P/TSX shareholder return (assuming re-investment of dividends) over the last five fiscal years, in comparison with the S&P/TSX Composite Index and the S&P/TSX Canadian Real Estate Index. The Composite Index reflects the cumulative return of the TSX Canadian Real Estate Index, including dividend re-investment.
Five-Year Cumulative Total Return on $100 Investment
Assuming Dividends Are Reinvested
December 31, 2001 – December 31, 2006

December 31	2001	2002	2003	2004	2005	2006
Brookfield Properties Corporation	100	118	167	201	232	306
S&P/TSX Canadian Real Estate Index	100	100	148	168	207	262
S&P/TSX Composite Index	100	88	111	127	158	185

16	Brookfield Properties

Summary Compensation of Named Executive Officers
The following table sets out the compensation paid to the Chief Executive Officer, Chief Financial Officer and other named executive officers.

		Annual Compensation			Long-term Compensation Award(4)
		Salary	Bonus	Other	Share Option		Deferred Share		Other
		Paid	Paid	Compensation	Granted		Units Issued(1)		Compensation
Name and Principal Position	Year	($)	($)	($)	(#)		Value ($)	(#)	($)
Richard B. Clark (US$)	2006	500,000	650,000	—	500,000	(1)	—	—	52,500	(3)
President and CEO	2005	500,000	600,000	—	100,000		—	—	69,000	(3)
	2004	500,000	550,000	—	82,500	(2)	—	—	96,000	(3)
Craig J. Laurie (US$)	2006	235,000	226,250	—	—	(6)	—	—	—
Senior Vice President and	2005	225,000	56,250	—	15,000		112,500	3,718	—
Chief Financial Officer	2004	200,000	50,000	—	31,394		100,000	4,098	—
John E. Zuccotti (US$)	2006	500,000	775,000	—	30,000	(1)	—	—	—
Co-Chairman	2005	500,000	775,000	—	30,000		—	—
	2004	500,000	700,000	—	30,000		—	—	—
Thomas F. Farley (C$)	2006	350,000	1,025,000 (5)	—			—	—	8,640	(3)
President and COO,	2005	340,000	335,000	—	30,000		325,000	9,326	29,711	(3)
Cdn Commercial Operations	2004	275,000	12,500	—	120,000		275,000	9,096	79,711	(3)
Dennis H. Friedrich (US$)	2006	400,000	600,000	—	100,000	(1)	—	—	—
President and COO,	2005	345,000	555,000	—	75,000		—	—	—
US Commercial Operations	2004	335,000	225,000	—	150,000		335,000	13,730	—

Notes:

(1)	The Share Option and Deferred Share Unit awards shown for 2006 were granted on February 7, 2007. The options and units are exercisable at a price of US$46.81 (C$54.60).

(2)	In April 2005, Richard B. Clark, President and Chief Executive Officer, was granted 300,000 stock options pursuant to BAM’s share option plan. The options are exercisable at a price of $23.59.

(3)	Cash payments of US$1.50 (C$2.36) per option held at December 31, 2002 to adjust for the impact of the spin-off of Brookfield Homes Corporation.

(4)	On February 9, 2005, the board of directors approved a three-for-two stock split. The stock split was in the form of a stock dividend. Shareholders received one Brookfield Properties common share for each two common shares held. The stock dividend was paid on March 31, 2005 to shareholders of record at the close of business on March 15, 2005. Fractional shares were paid in cash at the prevailing market price. All numbers of options and Deferred Share Units, issued at the time of the distribution, have been adjusted to reflect this event. This adjustment has no effect on the aggregate value of the options or the Deferred Share Units.

(5)	Mr. Farley’s bonus is comprised of C$525,000 for his annual cash bonus and C$500,000 paid pursuant to a cash election in lieu of his 50,000 options granted with a present value of C$10 per share option.

(6)	In 2007, Craig J. Laurie, Senior Vice President and Chief Financial Officer, was granted 10,000 stock options pursuant to BAM’s share option plan. The options are exercisable at a price of $49.85.
Share Options
Share Option Plan Information
For details of the Share Option Plan refer to the “Report of the Human Resources and Compensation Committee – Long-term Incentives.” The following table sets out the information regarding the Share Option Plan at February 7, 2007:

Shares to be issued upon exercise of	Weighted-average exercise price	Shares remaining available for future issuance
outstanding options (#)	of outstanding options ($)	under an equity compensation plan (#)
5,600,090	$19.70	1,842,081

Brookfield Properties	17

Options Granted on February 7, 2007
Options are granted each year at the discretion of our board of directors to officers to purchase common shares under the terms of the Share Option Plan. The following table shows the most recent grant of options to purchase common shares to named executive officers, granted on February 7, 2007, which grants were made as compensation for services provided in 2006.

	Common	Percentage of Total		Market Value of
	Share	Options Granted to		Securities Underlying
	Options	Employees of the	Exercise Price	Options on the Date of
	Granted	Corporation for 2006	per Option	Grant
Named Executive Officer	(#)	(%)	($)	($/Security)	Expiration Date
Richard B. Clark (US$)	500,000	49.1	46.81	4,250,000	December 31, 2016
Craig J. Laurie (US$)	—	—	—	—	—
John E. Zuccotti (US$)	30,000	2.9	46.81	255,000	December 31, 2016
Thomas F. Farley (C$)	—	—	—	—	—
Dennis H. Friedrich (US$)	100,000	9.8	46.81	850,000	December 31, 2016
Aggregate Options Exercised During The Most Recently Completed Financial Year and Option Values at February 7, 2007
The following table sets forth options exercised during the fiscal year ended December 31, 2006 and the number and value of the unexercised options at such date for the named executive officers.

					In-the-Money Value of
	Securities	Aggregate	Unexercised Options at		Unexercised Options (1) at
	Acquired	Value	December 31, 2006		December 31, 2006
	on Exercise	Realized	(#)		($)
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Richard B. Clark (US$)	—	—	735,500	817,000	23,284,505	7,698,270
Craig J. Laurie (US$)	22,200	387,556	26,658	53,036	632,949	1,224,490
John E. Zuccotti (US$)	—	—	120,000	90,000	3,899,970	1,334,280
Thomas F. Farley (C$)	30,000	776,918	176,803	149,836	5,182,623	3,801,509
Dennis H. Friedrich (US$)	—	—	240,385	352,385	6,776,036	5,960,025

Notes:

(1)	“In-the-Money” means the market value of the common shares under option exceed the exercise price of the options prior to related income taxes. The closing price of Brookfield Properties’ common shares on February 7, 2007 on the NYSE was US$46.81 per share and on the TSX was C$54.60.
Deferred Share Unit Plan
Deferred Share Units may be granted each year at the discretion of board of directors to certain senior executives in lieu of all or part of their annual cash bonus awards as described above under “Report of the Human Resources and Compensation Committee – Long-Term Incentives.” on page 13 of this Circular.
The number of units owned by the named executive officers and the value of the Deferred Share Units were as follows:

	Units Allocated				Value of Units
	as of		Units Owned in		as of
	February 7, 2007(1)		Deferred Share Unit Plan		December 31, 2006
Name	(#)	($)	Vested (#)	Unvested (#)	Vested ($)	Unvested ($)
Richard B. Clark (US$)	—	—	245,949	11,678	11,512,887	546,658
Craig J. Laurie (US$)	—	—	5,191	6,963	242,967	325,929
Thomas F. Farley (C$)	—	—	11,196	15,972	611,272	872,046
Dennis H. Friedrich (US$)	—	—	39,044	19,801	1,827,636	926,866

Notes:

(1)	The Units allocated as of February 7, 2007 were made as compensation for services provided in 2006.

18	Brookfield Properties

Employment Contracts
In December 2005, Brookfield Properties entered into an agreement with John E. Zuccotti for a period of three years until December 31, 2008. As compensation for providing consultancy services, Mr. Zuccotti will receive (i) an annual retainer of $500,000 during the period January 2, 2006 through December 31, 2008, (ii) for services in each of 2005 through 2008, additional compensation of $600,000 per year payable promptly after the end of the year, and (iii) an additional retainer with respect to his contribution to Brookfield Properties in the discretion of the Human Resources and Compensation Committee of the board of directors. Commencing in 2006 and continuing through 2008, Mr. Zuccotti will receive a grant of options for the purchase of 30,000 common shares of Brookfield Properties which shall vest over the then remaining term of the agreement.
In 2006 pursuant to the same contract and for his role at BAM, Mr. Zuccotti received options issued under BAM’s management share option plan (as in effect on December 31, 2006) for 75,000 common shares of BAM at an exercise price of $35.43 which shall vest over the three year period of the contract. These options were granted by BAM at no cost to Brookfield Properties.
Indebtedness of Directors, Executive Officers and Senior Officers Under Securities Purchase Programs
In response to changing U.S. guidelines on executive loans, in 2002 the board of directors discontinued granting any further executive loans under our share purchase plan. At December 31, 2006, the aggregate indebtedness (other than “routine indebtedness” under applicable Canadian securities laws) to Brookfield Properties or its subsidiaries of all officers, directors, proposed directors and employees and former officers, directors and employees of Brookfield Properties and its subsidiaries made in connection with the purchase of common shares of Brookfield Properties, publicly traded securities of subsidiary and associated companies, or securities of Partners (See “Principal Holders of Voting Securities” on page 2 of this Circular) (“Designated Shares”) was C$698,726. No additional loans have been extended subsequent to July 30, 2002 to directors, executives or senior officers of Brookfield Properties.
The following is a summary of the aggregate indebtedness:

Purpose	To Brookfield Properties or its Subsidiaries	To Another Entity
Share Purchases	C$698,726	—
Other	—	—
At March 9, 2007, Richard Clark, the President and Chief Executive Officer of Brookfield Properties, had an outstanding loan from Brookfield Properties of C$698,726. The largest amount outstanding of such loan during the 12 months ended December 31, 2006 was C$698,726. Designated Shares are held as security for the loan.

	Involvement	Largest Amount	Amount	Financially Assisted		Amount
	of Brookfield	Outstanding	Outstanding as at	Securities Purchased		Forgiven
	Properties or	During 2006	March 9, 2007	During 2006	Security for	During 2006
Name and Principal Position	Subsidiary	(C$)	(C$)	(#)	Indebtedness	(C$)
Securities Purchase Programs
Richard Clark, President and CEO, Proposed Director Nominee	Brookfield Properties	698,726	698,726	None	Designated Shares	0
Indebtedness of Directors, Executive Officers and Senior Officers Other Than Under Securities Purchase Programs
At December 31, 2006, there were no outstanding loans to officers, directors and employees and former officers, directors and employees of Brookfield Properties or its subsidiaries, other than in connection with purchases of securities of Brookfield Properties or subsidiaries of Brookfield Properties (other than “routine indebtedness” under applicable Canadian securities laws). No loans were made to officers, directors or employees for any purpose in 2006.
Directors’ and Officers’ Liability Insurance
Brookfield Properties maintains directors and officers insurance under policies arranged by BAM with a combined annual limit of C$50,000,000 subject to a corporate deductible of C$250,000 per loss (C$500,000 for certain of our U.S. subsidiaries). The limit is not exclusive to each corporation insured under the policies. Under this insurance coverage, Brookfield Properties is reimbursed for indemnity payments made to directors or officers as required or permitted by law or under provisions of its by-laws as indemnity for losses, including legal costs, arising from acts, errors or omissions committed by directors and officers during the course of their duties as such. This insurance also provides coverage to individual directors and officers without any deductible if they are not indemnified by Brookfield Properties. The insurance coverage for directors and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or have resulted in personal profit or advantage. The cost of such insurance is borne by Brookfield Properties and is currently C$225,720 annually.

Brookfield Properties	19

Interest of Management and Others in Material Transactions
As of December 31, 2006, no director, senior officer or associate of a director or senior officer nor, to the knowledge of our directors or senior officers after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, voting securities of Brookfield Properties carrying more than 10% of the voting rights attached to any class of voting securities of Brookfield Properties outstanding at the date hereof, or any associate or affiliate thereof, had any material interest, direct or indirect , in any material transaction of Brookfield Properties or its affiliates nor do any such persons have a material interest, direct or indirect, in any proposed transaction of Brookfield Properties or its affiliates.
At December 31, 2006, we had approximately $345 million of indebtedness outstanding to our parent company, BAM and its affiliates, $171 million of which is included in capital securities. Interest expense related to indebtedness, including preferred share dividends reclassified to interest expense, totaled $35 million for the year ended December 31, 2006, and were recorded at the exchange amount. Additionally, included in rental revenues are amounts received from BAM and its affiliates of $4 million. These amounts have been recorded at the exchange amount.

20	Brookfield Properties

PART FOUR – STATEMENT OF CORPORATE GOVERNANCE PRACTICES
Corporate Governance
Corporate governance relates to the activities of the board of directors who are elected by and are accountable to the shareholders, and takes into account the role of management who are appointed by the board of directors and who are charged with the ongoing management of Brookfield Properties. Our board of directors encourages sound corporate governance practices designed to promote the well being and ongoing development of Brookfield Properties, having always as its ultimate objective the long-term interests of Brookfield Properties and the enhancement of value for shareholders.
We conduct a comprehensive review of our corporate governance practices annually. As a result of this review, the board of directors has adopted a code of business conduct and ethics, a disclosure and an insider trading policy and has adopted corporate governance guidelines for the board of directors and charters for each committee. These charters are in compliance with the New York Stock Exchange rules on corporate governance (the “NYSE Rules”), the provisions of the Sarbanes-Oxley Act of 2002 and Canadian securities laws.
As set out under “Principal Holders of Voting Shares,” on page 2 of this Circular, BAM owns approximately 49.0% of our common shares and 97.1% of our Limited Class A redeemable voting preferred shares. As such, we are a controlled company as defined by the NYSE Rules and have chosen to rely on the “controlled companies exemption” with respect to certain independence requirements under the NYSE Rules. The Governance and Nominating Committee and the Human Resources and Compensation Committee are comprised of a majority of independent directors and each has one BAM representative. The Audit Committee is comprised solely of independent directors. The board of directors believes this is an appropriate mix of directors and that the involvement of BAM on Brookfield Properties’ board committees promotes effective oversight of the business plan and assessing management’s performance on an ongoing basis.
Board of Directors
Mandate of the Board of Directors
Our board of directors oversees the management of Brookfield Properties’ business and affairs which is conducted by our officers and employees under the direction of the Chief Executive Officer. In doing so, the board of directors acts at all times with a view to the best interests of Brookfield Properties. The board of directors endeavors to enhance shareholder value on a sustainable basis and in a manner that recognizes the interests of other stakeholders including our employees, suppliers, customers and the communities in which we operate. In fulfilling our responsibilities, the board of directors adopted its Corporate Governance Guidelines. The Corporate Governance Guidelines, which include a detailed mandate for the board of directors, are reviewed on an annual basis and otherwise as appropriate. A copy of our Corporate Governance Guidelines is attached hereto as Appendix A . Position descriptions for the Chairman, the Chief Executive Officer and the lead independent director can be found as a schedule to the Corporate Governance Guidelines on Brookfield Properties’ website at www.brookfieldproperties.com.
Composition of the Board and Representation of Shareholders’ Interests
The board of directors is currently composed of thirteen directors. Thirteen nominees are standing for election as directors. The board of directors considers that its proposed size and composition is appropriate given the diversity of Brookfield Properties’ operations and the need for a variety of experience and backgrounds. The board of directors believes that a combination of independent directors, directors related to BAM and directors drawn from management leads to a constructive exchange in deliberations resulting in objective, well-balanced and informed discussion and decision making.
Each director must have an understanding of the Brookfield Properties’ principal operational and financial objectives, plans and strategies, financial position and performance as well as the performance of Brookfield Properties relative to its principal competitors. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with or be incompatible with board of directors membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to advise, and submit a written resignation letter to, the Chairperson of the Governance and Nominating Committee and, if determined appropriate by the Board on the recommendation of the Governance and Nominating Committee, the board of directors shall accept such offer of resignation.
The board of directors, with the assistance of the Governance and Nominating Committee, determines whether each director is an independent director. In determining independence, the board of directors utilized the definition of “independent” in the NYSE listing standards and in Multilateral Instrument 52-110. In making these determinations, the board of directors examines the results of annual questionnaires completed by each director, as well as each individual director’s circumstances and his or her relationship to Brookfield Properties and its affiliates. For a director to be independent, the board must affirmatively determine that such director has no material relationship with Brookfield Properties and each such director did not receive any consulting, advisory, or other compensatory fee from Brookfield Properties except in his or her capacity as a member of the board of directors or a committee thereof.
The board of directors is currently composed of thirteen directors. William Wheaton has decided not to stand for re-election to the board of directors. Therefore, the board of directors has nominated Diana Taylor to stand for election.

Brookfield Properties
21

The board of directors has determined that the thirteen director nominees are classified as follows:
•	Seven independent directors: William Cahill, Roderick Fraser, Paul McFarlane, Allan Olson, Linda Rabbitt, Robert Stelzl and Diana Taylor. In determining that all of these directors are independent, the board of directors considered all relevant facts and circumstances, including that in the normal course of business, Brookfield Properties provides real estate and/or services to, and receives rental income and/or services from, companies that some of our directors are affiliated with.
•	Three BAM directors: Jack Cockwell, Bruce Flatt and Sam Pollock. While the board of directors considers that these directors’ interests are fully aligned with the interests of minority shareholders, and that they act independently of management, the applicable rules suggest that they be considered not independent.
•	Three management representatives: Gordon Arnell, Chairman, John Zuccotti, Co-Chairman, and Richard Clark, President and Chief Executive Officer are not independent because they are members of senior management of Brookfield Properties.
In addition, the board of directors has appointed Allan Olson as the lead independent director. As lead independent director, Mr. Olson presides over all sessions of Brookfield Properties’ independent directors and is responsible for ensuring that matters raised during these meetings are reviewed with the full board and Brookfield Properties’ senior management and acted upon in a timely fashion. In addition, as lead independent director, Mr. Olson performs the following actions:
•	consults with the Chairman of the board on the preparation of the agenda for each meeting of the board of directors; and
•	in consultation with the Chairman of the board, ensures that an appropriate system is in place to evaluate the performance of the board of directors as a whole and its committees.
Board Meetings
Each director is expected to attend all meetings of the board of directors and any committee of which he or she is a member. The board of directors may also take action from time to time by unanimous written consent.
The board of directors meets at least once in each quarter, with additional meetings held when required. The board of directors met eight times in 2006 and took action by written consent three times. There are four regular meetings scheduled for 2007. In addition , the independent directors meet separately from management directors and directors related to BAM at each regularly scheduled board meeting and whenever otherwise appropriate. These meetings are conducted under the direction of the lead independent director.
Meeting frequency and agendas may change from time to time depending on opportunities or risks faced. Additional meetings may be called by the Chairman, the Chief Executive Officer or any two directors on proper notice.
The following is a record of the directors’ attendance at the meetings of the board of directors and the committees during 2006 :

			Committee Meeting Attendance
					Human
				Governance	Resources and
		Board Meeting	Audit	and Nominating	Compensation
	Board Meetings	Attendance	Committee	Committee	Committee
Director	(8 meetings)	Percentage	(4 Meetings)	(4 Meetings)	(4 Meetings)
Gordon E. Arnell	7 of 8	88%
William T. Cahill	8 of 8	100%	4 of 4	3 of 3(1)
Richard B. Clark	8 of 8	100%
Jack L. Cockwell	7 of 8	88%			4 of 4
J. Bruce Flatt	8 of 8	100%
Roderick D. Fraser	7 of 8	88%		4 of 4
Paul D. McFarlane	8 of 8	100%	4 of 4		4 of 4
Allan S. Olson	7 of 8	88%	4 of 4	4 of 4
Samuel P.S. Pollock	6 of 8	75%		4 of 4
Linda D. Rabbitt	8 of 8	100%			3 of 3(2)
Robert L. Stelzl	7 of 8	88%	4 of 4
William C. Wheaton	8 of 8	100%			4 of 4
John E. Zuccotti	7 of 8	88%

Notes:

(1)	Mr. Cahill was appointed as a member of the Governance and Nominating Committee on April 25, 2006 and therefore was eligible to attend only 3 meetings in 2006.

(2)	Ms. Rabbitt was appointed as a member of the Human Resources and Compensation Committee on April 25, 2006 and therefore was eligible to attend only 3 meetings in 2006.

Brookfield Properties
22

The Chairman is primarily responsible for the agenda. Prior to each board meeting, the Chairman discusses agenda items for the meeting with the Chief Executive Officer, other members of senior management and other members of the board of directors. Any director may propose the inclusion of items on the agendas; request the presence of or a report by any member of senior management, or raise subjects that are not on the agenda for that meeting.
In advance of each board of directors and committee meeting, members receive the proposed agenda and other materials important to the directors’ understanding of the matters considered. Directors are expected to spend the time needed to review the materials in advance of such meetings and to actively participate in such meetings.
Committees of the Board of Directors
We believe that committees of the board of directors assist in its effective functioning and that the appropriate composition of board committees should enable the views of independent directors to be effectively expressed.
Our board of directors has three standing committees: the Audit Committee, the Human Resources and Compensation Committee and the Governance and Nominating Committee. Special committees may be formed from time to time as required to review particular matters or transactions. While the board of directors retains overall responsibility for corporate governance matters, the Audit, Human Resources and Compensation, and Governance and Nominating Committees have specific responsibilities for certain aspects of corporate governance as described below.
The Audit Committee is comprised solely of independent directors and each of the Human Resources and Compensation Committee and the Governance and Nominating Committee are comprised of a majority of independent members and one member related to BAM. The members of each committee are selected by the board of directors on the recommendation of the Governance and Nominating Committee. A description of the responsibilities of the board committee chairs can be found in the Corporate Governance Guidelines on Brookfield Properties’ website at www.brookfieldproperties.com.
The following is a brief description of the charters of each committee, its composition and the meetings held during the past year. The full text of each committee’s charter is available on Brookfield Properties’ website at www.brookfieldproperties.com .
Audit Committee
The Audit Committee is comprised of four directors all of whom are independent: Paul McFarlane (Chairman), William Cahill, Allan Olson and Robert Stelzl. In addition to being independent directors as described above, all members of Brookfield Properties’ Audit Committee must meet an additional “independence” test under the Sarbanes-Oxley Act and Multilateral Instrument 52-110, in that their directors’ fees are the only compensation they, or their firms, receive from Brookfield Properties and that they are not affiliated with Brookfield Properties. Each member of the Audit Committee is Financially Literate and Paul McFarlane is considered to be an Audit Committee Financial Expert as these terms are defined under the applicable regulations.
The Audit Committee is responsible for monitoring Brookfield Properties’ systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the external auditors. The Audit Committee is also responsible for reviewing Brookfield Properties’ annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations and review of related operations prior to their approval by the full board of directors.
The Audit Committee met four times in 2006. There are four Audit Committee meetings scheduled for 2007. Meeting frequency and agendas may change from time to time depending on opportunities or risks faced by Brookfield Properties. The charter for the Audit Committee is reviewed annually by the Audit Committee, the Governance and Nominating Committee and approved by the board of directors. A copy of the Audit Committee charter is included in our Annual Information Form.
Human Resources and Compensation Committee
The Human Resources and Compensation Committee is comprised of four directors: Jack Cockwell (Chairman), Paul McFarlane, Linda Rabbitt and William Wheaton. Jack Cockwell is related to BAM. Paul McFarlane, Linda Rabbitt and William Wheaton are independent directors. Taking into account the alignment of interests between BAM and the minority shareholders of Brookfield Properties, the independence of the BAM representative from Brookfield Properties’ management and the majority of the members of the Committee being independent directors, the board believes that the Committee is positioned to fulfill its responsibilities objectively and in the interests of all shareholders. The responsibilities of the Human Resources and Compensation Committee are as follows:
•	review the existing human resources and plans to ensure that qualified personnel will be available for succession to senior management positions within Brookfield Properties, and report on this matter to the board of directors at least annually;

•	consider proposed changes in senior management, and submit for the board of directors’ consideration and approval, the names of persons proposed to be appointed as officers;

Brookfield Properties	23

•	annually review the position description of the Chief Executive Officer and establish objectives against which to review and assess the Chief Executive Officer’s performance;

•	assess the performance of the Chief Executive Officer against the pre-agreed objectives and determine, either as a committee or together with other independent directors (as directed by the board of directors), the Chief Executive Officer’s compensation level based on this assessment;

•	in consultation with the Chief Executive Officer, review and make recommendations to the board of directors with respect to salaries, performance awards and other remuneration including any severance arrangements of Brookfield Properties’ senior management (other than the Chief Executive Officer); and should the Human Resources and Compensation Committee consider that any adjustment thereto or awards thereunder would be appropriate, recommend such adjustments and awards to the board of directors for consideration and approval;

•	review and make recommendations to the board of directors with respect to Brookfield Properties’ incentive-compensation and equity based compensation plans, and make recommendations to the board of directors for consideration with respect to any proposed material amendments to, and any proposed awards (or changes in previous awards) under, such plans;

•	review and make recommendations to the board of directors with respect to any change to Brookfield Properties’ compensation and benefit plans involving a material annual change in cost to Brookfield Properties, and if Brookfield Properties is required to prepare an accounting restatement due to material non-compliance with any financial reporting requirements, the Human Resources and Compensation Committee will:
▪	determine the amount, if any, of any bonus or other incentive-based or equity-based compensation and profits realized from the sale of securities of Brookfield Properties that must be reimbursed to Brookfield Properties by the Chief Executive Officer and the Chief Financial Officer in accordance with section 304 of the Sarbanes-Oxley Act of 2002; and

▪	take appropriate steps to ensure that such amount is reimbursed;
•	annually review the reimbursement of the expenses of both Brookfield Properties’ senior officers and each member of the board of directors; and

•	oversee the preparation of the “Compensation of Executive Officers” and “Report on Executive Compensation” sections of Brookfield Properties’ management proxy circular.
The Human Resources and Compensation Committee met four times in 2006. There are four Human Resources and Compensation Committee meetings scheduled for 2007. Meeting frequency and agendas may change from time to time depending on opportunities or risks faced. The charter for the Human Resources and Compensation Committee is reviewed annually by the committee and the Governance and Nominating Committee and approved the board of directors.
Governance and Nominating Committee
The Governance and Nominating Committee is comprised of four directors: Allan Olson (Chairman), William Cahill, Roderick Fraser and Sam Pollock. Allan Olson, William Cahill and Roderick Fraser are independent directors. Sam Pollock is related to BAM. Taking into account the alignment of interests between BAM and the minority shareholders of Brookfield Properties, the independence of the BAM representative from Brookfield Properties’ management and the majority of the members of the Committee being independent directors, the board believes that the Committee is positioned to fulfill its responsibilities objectively and in the interests of all shareholders. In connection with the review of any significant proposed related party transaction with BAM Mr. Pollock abstains from voting. The responsibilities of the Governance and Nominating Committee are as follows:
•	consider from time to time the appropriate size and composition of the board of directors and its committees, and submit recommendations on the number of board positions to be filled and the overall composition of the board of directors taking into consideration the business experience and specific areas of expertise of each current director;

•	to the extent feasible, ensure the Chief Executive Officer and the other executive officers of Brookfield Properties are acting with integrity and developing a culture of integrity throughout Brookfield Properties;

•	develop and maintain a Board succession plan that is responsive to Brookfield Properties’ needs and the interests of its shareholders;

•	establish the qualifications (consistent with any criteria approved by the board of directors) for new directors and procedures for identifying possible nominees who meet these criteria, namely:
▪	the competencies and skills necessary for the Board, as a whole, to possess;

24	Brookfield Properties

▪	the competencies and skills that each existing director possesses; and

▪	the competencies and skills each new nominee will bring to the boardroom;
•	review and assess the qualifications of persons proposed for appointment or election to the board of directors and submit to the board of directors for consideration and decision, consistent with any criteria approved by the board of directors, the names of persons to be nominated for election as directors at the annual meeting of shareholders, or to be appointed to fill vacancies between annual meetings and assess whether these candidates would be considered Independent Directors, Financially Literate or an Audit Committee Financial Expert as these terms are defined under the NYSE Rules;

•	be available as a forum for addressing the concerns of individual directors;

•	confirm that procedures are in place and resources are made available to provide new directors with a proper orientation to both Brookfield Properties and their responsibilities and duties as directors and to provide directors with appropriate continuing education opportunities;

•	together with the Chairman of the board of directors establish a process for reviewing directors’ performance and oversee the evaluation of the board of directors;

•	periodically review the adequacy and form of directors’ compensation and make recommendations to the board of directors where appropriate;

•	review the program of the board of directors for each year, and the methods and processes to be pursued in carrying out this program including;
▪	the frequency and content of board meetings, the requirement for any special meetings and meetings of independent directors;

▪	the foreseeable issues to be presented to the board of directors at its meetings, including a list of topics for presentation and discussion;

▪	the material to be provided to directors generally and with respect to meetings of the board of directors or its committees; and

▪	the communication process between the board of directors and management, including monitoring the quality of the relationship between management and the board of directors and recommending improvements as may be deemed necessary or advisable;
•	review and make recommendations with respect to the disclosure required concerning corporate governance to be contained in public disclosure documents of Brookfield Properties;

•	report on an annual basis on the effectiveness of the performance of the board of directors as a whole, including specifically reviewing areas in which the board of directors’ effectiveness may be enhanced taking into account suggestions of the board of directors;

•	review and assess the corporate governance guidelines of Brookfield Properties which includes a description of the board of directors’ mandate and make recommendations to the board of directors, where appropriate;

•	develop charters for any new committees established by the board of directors and annually review the charters of each existing committee and recommend any amendments to the board of directors, where appropriate;

•	periodically review the position descriptions for the Chairman of the board of directors and recommend any amendments to the board of directors, where appropriate;

•	review and recommend the implementation of structures and procedures to facilitate the board of directors’ independence from management and to avoid conflicts of interest;

•	monitor relationships between senior management of Brookfield Properties and the board of directors, and recommend procedures to allow directors to have access to, and an effective relationship with, senior management;

•	review all significant proposed related party transactions and situations involving a potential conflict of interest that are not required to be dealt with by an “independent special committee” pursuant to securities law rules (where appropriate under applicable laws, the Governance and Nominating Committee may sit as an independent special committee);

•	develop a policy governing charitable contributions by Brookfield Properties;

Brookfield Properties	25

•	review and assess Brookfield Properties’ code of business conduct and ethics for directors, officers and employees (the “Code”) to confirm that it addresses, among other things, conflicts of interest, corporate opportunities, confidentiality, fair dealing, protection and proper use of Brookfield Properties’ assets, compliance with applicable laws, rules and regulations (including insider trading laws) and the reporting of illegal or unethical behaviour, and establish mechanisms to facilitate the effective operation of the Code and the granting of waivers of the Code;

•	approve any waivers of the Code sought by directors or members of senior management and confirm that any waivers of the Code for directors or members of senior management are promptly disclosed to shareholders; and

•	review and make recommendations to the board of directors with respect to any shareholder proposal that relates to corporate governance including a director nomination by a shareholder.
During its annual review of the effectiveness of the performance of the board of directors and the corporate governance guidelines the Governance and Nominating Committee determined not to recommend a mandatory retirement age or term limits for directors as such limits may deprive Brookfield Properties and its shareholders of the contributions of members who have been able to develop, over time, valuable insights into Brookfield Properties, its strategy and business operations.
The Governance and Nominating Committee met four times in 2006. There are four Governance and Nominating Committee meetings scheduled for 2007. Meeting frequency and agendas may change from time to time depending on opportunities or risks faced by Brookfield Properties. The charter for the Governance and Nominating Committee is reviewed annually by the committee and approved by the board of directors.
Service on other boards and audit committees
The Board does not believe that its members should be prohibited from serving on the boards of other public companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chairperson in advance of accepting an invitation to serve on the board of another public company and, as a general rule, directors are not allowed to join a board of another public company on which two or more other directors of the Corporation serve. Members of the Audit Committee may not serve on the audit committees of more than three other public companies without the prior approval of the Board.
Orientation and Continuing Education
The Chief Financial Officer and the Secretary, under the oversight of the Governance and Nominating Committee, are responsible for providing orientation and continuing education programs for new directors regarding the role of the board of directors, its committees and its directors. Generally, new directors are provided with materials describing our business and governance policy and procedures and they also meet individually with the Chief Executive Officer and the Chairman of the board to learn about Brookfield Properties and its operations. In order to ensure that Brookfield Properties’ directors maintain the skill and knowledge necessary to meet their obligations as directors, the board of directors and the committees receive reports from management and third parties from time to time regarding changes in securities laws and regulations and changes in corporate governance practices. In addition, as part of the board of directors’ regular quarterly meetings, management provides an update of the business conditions in our primary markets.
Evaluation of Board, Directors and Committees
The Governance and Nominating Committee in consultation with the Chairman of the board of directors ensures that an appropriate system is in place to evaluate and perform an annual evaluation of the effectiveness of the board as a whole, as well as the committees of the board, to ensure they are fulfilling their respective responsibilities and duties as set out in our Corporate Governance Guidelines and in the respective committee charters. The process used for undertaking these assessments includes a written survey of the effectiveness of the board of directors and its committees and detailed discussion of the results of such survey. In connection with these evaluations, each director has been requested to provide his or her assessment of the effectiveness of the board of directors and each committee. The board of directors has decided not to evaluate its fellow board members’ contributions and effectiveness because it believes that doing so will detract from the cooperative and productive character of the board.
Board of Directors Access to Outside Advisors
The board of directors may at any time retain outside financial, legal or other advisors at the expense of Brookfield Properties and has the authority to determine the advisors’ fees and other retention terms. Each committee of the board of directors may retain outside advisors, at the expense of Brookfield Properties, without the board’s approval, at any time. Any director may, subject to the approval of the Chairman, retain an outside advisor at the expense of Brookfield Properties.
Management
Management’s Role
The primary responsibility of management is to safeguard Brookfield Properties’ assets and to create wealth for shareholders. When performance is found to be inadequate, the board of directors has the responsibility to bring about appropriate change.

26	Brookfield Properties

Brookfield Properties’ corporate governance practices are designed to encourage autonomy and effective decision making on the part of management, while ensuring appropriate oversight through its board of directors and its committees.
Management’s Relationship to the Board of Directors
Senior management, primarily through the Chief Executive Officer, reports to and is accountable to the board of directors. At its meetings, the board of directors regularly engages in private sessions with the Chief Executive Officer without other members of senior management present.
Business plans are developed to ensure the compatibility of shareholder, board of directors and management views on our strategic direction, performance targets and utilization of shareholders’ equity. A session of the board of directors is held each year to review the strategic initiatives and the business plan submitted by senior management. The board of directors’ approval of the annual business plan provides a mandate for senior management to conduct the affairs of Brookfield Properties knowing it has the necessary support from the board of directors. Material deviations from the plan are reported to and considered by the board of directors.
Board of Directors Access to Management
Information provided by management to directors is critical to their effectiveness. In addition to the reports presented to the board of directors at its regular and special meetings, the board of directors is kept informed on a timely basis by management of corporate developments and key decisions taken by management in pursuing brookfield properties’ business plan. The directors periodically assess the quality, completeness and timeliness of information provided by management to the board of directors. Directors also have the opportunity to meet with senior management and to participate in work sessions to obtain further insight into the operations of Brookfield Properties.
Management Performance Review and Rewards
The Human Resources and Compensation Committee annually reviews the position description of the Chief Executive Officer and establishes objectives against which his performance is reviewed, with his compensation or level being assessed against these pre-agreed objectives. Similar reviews and assessments are undertaken by the Chief Executive Officer of the position descriptions of other members of senior management in consultation with the Human Resources and Compensation Committee.
Management Succession
The board of directors in consultation with the Human Resources and Compensation Committee maintains a succession plan for the Chief Executive Officer and other members of senior management. The objective of the plan is to ensure the orderly succession of senior management, including providing for any required recruiting, training and development.
Communication and Disclosure Policies
Brookfield Properties has adopted a disclosure and Insider Trading Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media. The purpose of this policy is to ensure that Brookfield Properties’ communications with the investment community are timely, consistent and in compliance with all applicable securities legislation. This Disclosure and Insider Trading Policy is reviewed annually by the board of directors, was substantially revised in November 2005 in response to the new canadian securities regulatory regime of liability for secondary market trades and is available on our website at www.brookfieldproperties.com.
We endeavor to keep our shareholders informed of our progress through a comprehensive annual report, annual information form, quarterly interim reports and periodic press releases. We also maintain a website that provides summary information about Brookfield Properties and ready access to its published reports, press releases, statutory filings and supplementary information provided to analysts and investors. Directors and management meet with Brookfield Properties’ shareholders at the annual meeting and are available to respond to questions at that time.
We also have an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts, financial advisors and interested members of the public to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss our financial results. We also endeavor to ensure that the media are kept informed of developments as they occur, and have an opportunity to meet and discuss these developments with our designated spokespersons.
Code of Business Conduct and Ethics
The board of directors expects all directors, officers and employees to conduct themselves in accordance with the highest ethical standards and to adhere to Brookfield Properties’ written Code of Business Conduct and Ethics. The Code is given to each new director and officer upon commencement of employment, and it is distributed to all employees annually. The board of directors encourages senior officers to create a culture of integrity throughout the organization. the board of directors monitors compliance with the Code in part through its whistle blowing procedures described therein which mandate that all directors, officers and employees report breaches of the Code and may do so anonymously if they prefer. Any waiver of the Code for officers and directors may only be made by the board of directors or the Governance and Nominating Committee and will be disclosed by Brookfield Properties to the extent required by law,

Brookfield Properties
27

regulation or stock exchange requirement. No waivers have been sought or granted since the adoption of the Code in April 2004. This Code is reviewed annually by the board of directors and is posted on Brookfield Properties’ website at www.brookfieldproperties.com.

Brookfield Properties

28

PART FIVE – OTHER INFORMATION
Shareholder Proposals
The Canada Business Corporations Act permits eligible shareholders to submit shareholder proposals to Brookfield Properties, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. We did not receive any shareholder proposals for the upcoming Meeting. The final date by which we must receive shareholder proposals for the annual meeting of shareholders to be held in 2008 is December 9, 2007.
Availability Of Disclosure Documents
We will provide any person or corporation, upon request to the Secretary of Brookfield Properties, with a copy of:
(a)	our most recent annual information form, together with a copy of any document or the pertinent pages of any document incorporated therein by reference;

(b)	our comparative financial statements for the fiscal year ended December 31, 2006, together with the report of the auditors thereon;

(c)	our most recent annual report, which includes management’s discussion and analysis of financial conditions and results of operations (“MD&A”);

(d)	our interim financial statements for the periods subsequent to the end of Brookfield Properties’ fiscal year and the MD&A thereon; and

(e)	our management proxy circular dated March 9, 2007, in connection with Meeting.
Copies of these documents are also available on Brookfield Properties’ SEDAR profile at www.sedar.com.
Other Business
We know of no matter to come before the Meeting other than the matters referred to in the accompanying Notice of Meeting.
Directors’ Approval
The contents and sending of this Circular have been approved by the directors of Brookfield Properties.
Kathleen G. Kane
Senior Vice President and
General Counsel and Secretary
Toronto, Canada
March 9, 2007

Brookfield Properties

29

APPENDIX A
CORPORATE GOVERNANCE GUIDELINES
1. INTRODUCTION
Corporate governance relates to the activities of the board of directors who are elected by and are accountable to the shareholders, and takes into account the role of management who are appointed by the board of directors and who are charged with the ongoing management of the corporation.
The Board is of the view that the corporate governance policies and practices of Brookfield Properties Corporation (“Brookfield ” or the “Corporation”), outlined below (the “Guidelines”) are comprehensive and consistent with requirements of the New York Stock Exchange, the Toronto Stock Exchange and the applicable provisions under the U.S. Sarbanes-Oxley Act of 2002 and applicable Canadian Securities laws and the practices of Canadian public companies in similar circumstances to the Corporation.
The board of directors (the “Board”) of the Corporation will revise these Guidelines from time to time based on its assessment of the Corporation’s needs and legal and regulatory developments and changes in practices. The Corporation’s Governance and Nominating Committee will review these Guidelines annually, or more often if warranted, and recommend to the Board such changes as it deems necessary and appropriate.
2. ROLE AND FUNCTIONS OF THE BOARD
The role of the Board is to oversee the business and affairs of the Corporation which are conducted by its officers and employees under the direction of the Chief Executive Officer. In doing so, the Board acts at all times with a view to the best interests of Brookfield. The Board endeavors to ensure that shareholder value is enhanced on a sustainable basis and in a manner that recognizes the interests of other stakeholders in the Corporation including its employees, suppliers, customers and the communities in which it operates.
In fulfilling its responsibilities, the Board, both directly and through its various committees, shall:
Strategic planning

(a)	oversee the strategic planning process including, on an annual basis, reviewing and approving the business plan for the Corporation and monitoring performance of the Corporation under the plan;

(b)	oversee the financial and business strategies and objectives included within the business plan; Appoint and monitor senior management

(a)	develop a position description for the Chief Executive Officer including the corporate objectives that the Chief Executive Officer is responsible for meeting;

(b)	oversee the selection, evaluation and compensation of the Chief Executive Officer:

(c)	oversee the selection, evaluation and compensation of other senior management;

(d)	monitor succession planning of the Chief Executive Officer and other members of senior management;

(e)	to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other members of senior management; Risk assessment and management

(a)	assess the major risks facing the Corporation and its businesses and review, approve, monitor and oversee the implementation of appropriate systems to manage those risks;

Public disclosure and financial reporting

(a)	oversee the Corporation’s public disclosure and financial reporting, review and monitor the Corporation’s management information systems and disclosure controls and procedures, its internal controls and procedures for financial reporting and compliance with the Corporation’s code of business conduct and ethics (the “Code of Business Conduct and Ethics”) to ensure that the Corporation maintains its integrity and accountability;

Corporate governance

(a)	ensure an appropriate system of corporate governance is in place so the Board and management can operate effectively, in the best interests of the Corporation;

(b)	confirm that processes are in place for the Corporation and its businesses to address and comply with applicable legal, regulatory, corporate, securities and other compliance matters;

(b)	oversee the creation of a culture of integrity throughout the organization;

Approval of certain matters

(a)	approve all material transactions for the Corporation;

Appendix A

(b)	approve all transactions (other than diminimus transactions) involving related parties to the Corporation, including those with its parent Brookfield Asset Management, Inc. (“BAM”); and
(c)	approve those matters which may not be delegated by the Board under applicable corporate law including, among others, the issuance of securities of the Corporation (except in the manner and on terms authorized by the Board), the declaration of dividends, the repurchase or redemption of shares of the Corporation and the adoption, repeal or amendment of the by-laws of the Corporation, or any other matter which the Board reserved to itself the right to approve notwithstanding the delegation to senior management of the authority to manage the business of the Corporation.
3. QUALIFICATIONS OF DIRECTORS
Directors are expected to have the highest personal and professional ethics and values and be committed to advancing the best interests of the Corporation and its shareholders. They are also expected to possess skills and competencies in areas that are relevant to the Corporation’s activities and that enhance the ability of the Board to effectively oversee the business and affairs of the Corporation.
Each director must have an understanding of the Corporation’s principal operational and financial objectives, plans and strategies, financial position and performance as well as the performance of the Corporation relative to its principal competitors. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with or be incompatible with Board membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to advise, and submit a written resignation letter to, the Chairperson of the Governance and Nominating Committee and, if determined appropriate by the Board on the recommendation of the Governance and Nominating Committee, the Board shall accept such offer of resignation.
4. COMPOSITION OF BOARD
     Size of Board and selection process
The directors of the Corporation are elected each year by the shareholders at the annual meeting of shareholders. The Governance and Nominating Committee recommends to the full Board the nominees for election to the Board and based on this recommendation the Board proposes a slate of nominees to the shareholders for election. Any shareholder may propose a nominee for election to the Board either by means of a shareholder proposal in compliance with the requirements prescribed by the Canada Business Corporations Act (“CBCA”) or at the annual meeting.
The Board also recommends the number of directors on the Board for approval to the shareholders, again based on the recommendation of the Governance and Nominating Committee. Presently, the Board believes that not less than twelve directors is an appropriate size for the Board and its committees to operate effectively. Between annual meetings, the Board may appoint directors to serve until the next annual meeting, subject to the relevant provisions of the CBCA.
     Independence of directors and representation of shareholders interests
BAM owns approximately 50.4% of the Corporation’s common shares and 97.1% of the Corporation’s Limited Class A redeemable voting preferred shares. As such, the Corporation is a controlled company as defined by the New York Stock Exchange rules on corporate governance (the “NYSE Rules”) and has chosen to rely on the NYSE Rules “controlled companies exemption” with respect to certain independence requirements. Seven of the Corporation’s 13 directors are independent of management and of BAM. The Chairperson of the Board is not an Independent Director. BAM will have three representatives on the Board and the remaining three will be members of management. The Board considers that its current size and composition is appropriate given the diversity of the Corporation’s operations and the need for a variety of experience and backgrounds. The Board believes that a combination of Independent Directors, directors related to BAM and directors drawn from management leads to a constructive exchange in board deliberations resulting in objective, well-balanced and informed discussion and decision making.
The Board, with the assistance of the Governance and Nominating Committee, determines whether each director is an “Independent Director”. In making these determinations, the Board examines each individual director’s circumstances and his or her relationship to the Corporation and its affiliates and evaluates if he or she meets the definition of an Independent Director.
“Independent Director” means a director who has been affirmatively determined by the Board to have no material relationship with the Corporation, its parent or a subsidiary corporation, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation. In addition, a director will be deemed to have a material relationship if he or she has one of the following relationships with the Corporation (which in each case below must be read as including a parent company or subsidiary of the Corporation):

(a)	the director is or was within the last three years an employee or executive officer (or has an immediate family member who is or was within the last 3 years an executive officer) of the Corporation. A director is not disqualified from being independent if he or she previously acted as an interim chief executive officer of the Corporation, or currently acts or previously acted as a part-time chair or vice-chair of the Board or any Board committee;

(b)	the director (a) is a partner of or is employed by the Corporation’s internal or external auditor; (b) was within the last three years a partner or employee of that auditing firm and personally worked on the Corporation’s audit within that time; or (c) has a spouse, minor child or a child who lives in the director’s home and who (i) is a partner of the Corporation’s internal or external auditor; (ii) is an employee of the auditing firm and works in the audit, assurance or tax compliance (but not tax planning) practice; or (iii) was within the last three years a partner or employee of that auditing firm and personally worked on the Corporation’s audit during that

Appendix A

time. For this purpose, a “partner” does not include a partner whose interest in the auditing firm is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service, if the compensation is not contingent in any way on continued service;

(c)	the director is or was within the last three years (or has an immediate family member who is or was within the last three years) an executive officer of another entity if any of the Corporation’s current executive officers serve or served at the same time on the compensation committee of that entity;

(d)	the director has (or an immediate family member who is employed as an executive officer of the Corporation has) received more than Cdn.$75,000 in direct compensation from the Corporation in any 12-month period within the last three years, other than (a) fees for acting as a director or committee member, including as the Chairperson of the Board or a Board committee; and (b) fixed amounts of compensation under a retirement or deferred compensation plan for prior service with the Corporation, if receipt is not contingent in any way on continued service; or

(e)	the director is an employee of (or has an immediate family member who is an executive officer of), another company that has, in the last three fiscal years made payments to, or received payments from, the Corporation in excess of the greater of US$1 million and 2% of the other company’s consolidated gross revenues.

For the purposes of the definition above, the term “executive officer” means the chair, vice-chair, president, vice-presidents in charge of principal business units, divisions or functions, and any other individual (whether employed by the Corporation or not) who performs a policy-making function in respect of the Corporation, and the term “immediate family member” means the director’s spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters- in-law and anyone (other than a domestic employee) who lives in the director’s home.
Members of the Audit Committee are subject to two additional requirements to be considered independent for audit committee purposes:
(A)	the director cannot after appointment to the Audit Committee accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the Corporation or any of its subsidiaries, other than (a) fees for acting as a director, committee member, or part-time chair or vice-chair of the Board or any Board Committee; and (b) fixed amounts of compensation under a retirement or deferred compensation plan for prior service with the Corporation (provided such compensation is not contingent in any way on continued service). A fee is considered to have been indirectly received by the director if it is received by (a) the director’s spouse, a minor child or a child who lives in the director’s home; or (b) an entity in which the director is a partner, a member or an officer (such as a managing director or executive officer) if that entity provides accounting, consulting, legal, investment banking or financial advisory services to the Corporation or any of its subsidiaries, unless the director is a limited partner or a non-managing member of the entity and plays no active role in providing services to the entity; and

(B)	the director cannot be an affiliated entity of the Corporation or any of its subsidiaries.
For the purposes of the Audit Committee requirements above, the term “affiliated entity” means an individual or company that controls, is controlled by or is under common control with the Corporation. In addition, an individual is himself or herself an affiliated entity of the Corporation if the individual holds any of the following positions with an affiliated entity: a director who is an employee, an executive officer, a general partner or a managing member, and the term “control” means having the direct or indirect power to control the Corporation, whether through ownership of voting securities or otherwise. An individual who owns, directly or indirectly, 10% or less of any class of voting securities of the Corporation will be deemed not to control the Corporation if the individual is not an executive officer of the Corporation.
Each member of the Audit Committee shall be financially literate.
The term “financially literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.
The Board will review the independence of all directors on an annual basis and will publish its determinations in the management proxy circular for the Corporation’s annual meeting of shareholders and in accordance with other applicable laws. Directors have an ongoing obligation to inform the Board of any material changes in their circumstances or relationships that may affect the Board’s determination as to their independence.
     Chairperson(s)
The Board will in each year elect from among its members a Chairperson who is not the Chief Executive Officer. The Chairperson of the Board is principally responsible for overseeing the operation and affairs of the Board. The Board has established a position description for the Chairperson which is attached as an appendix to these Guidelines. The Board may also appoint a Co-Chairperson or Vice-Chairperson where it believes this would enhance the operations of the Board. In this case, the Co-Chairperson or Vice-Chairperson will share the responsibilities of the Chairperson.
     Election of directors
Every shareholder of the Corporation entitled to vote at an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by him or her, multiplied by the number of directors to be elected. The shareholder may cast all of his or

Appendix A

her votes in favour of one candidate or distribute them among the candidates in such manner as he or she sees fit. Where he or she has voted for more than one candidate without specifying the distribution of his or her votes among such candidates, he or she shall be deemed to have divided his or her votes equally among the candidates for whom he or she voted.
     Term
All directors are elected at the annual meeting of shareholders of the Corporation for a term of one year. The Board does not believe it is advisable to establish term limits or mandatory retirement ages for its members as such limits may deprive the Corporation and its shareholders of the contributions of members who have been able to develop, over time, valuable insights into the Corporation, its strategy and business operations.
     Board succession
The Governance and Nominating Committee is responsible for maintaining a Board succession plan that is responsive to the Corporation’s needs and the interests of its shareholders. In considering new nominees to the Board, the Committee shall consider the following criteria:
(A)	the competencies and skills necessary for the Board, as a whole, to possess;

(B)	the competencies and skills that each existing director possesses; and

(C)	the competencies and skills each new nominee will bring to the boardroom.
5. MEETINGS
The Board has meetings at least once in each quarter, with additional meetings held when required. Additional meetings may be called by the Chairperson, the Chief Executive Officer or any two directors on proper notice.
The Chairperson is primarily responsible for the agenda. Prior to each Board meeting, the Chairperson discusses agenda items for the meeting with the Chief Executive Officer, other members of senior management and other members of the Board. Any director may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting.
The Human Resources and Compensation Committee, the Governance and Nominating Committee and the Audit Committee generally have meetings quarterly, with additional meetings held when required. Meeting frequency and agendas for the standing committees may change from time to time, however, depending on opportunities or risks faced by the Corporation. Any member of a committee may call a committee meeting, request that an item be included on the committee’s agenda or raise subjects that are not on the agenda for that meeting. Audit Committee meetings can also be called by the Chairperson of the Board, the Chief Executive Officer, the Chief Financial Officer or the Corporation’s auditor.
Notice of the place, day and time of each Board or committee meeting must be served on each director at least 48 hours prior to the meeting. Directors or committee members may waive notice of any meeting and attendance at a meeting is deemed to be waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.
     Procedures for Board meetings
Procedures for Board meetings are determined by the Chairperson unless otherwise determined by the by-laws of the Corporation or a resolution of the Board.
Procedures for committee meetings are determined by the committee chairperson unless otherwise determined by the by-laws of the Corporation or a resolution of the committee or the Board.
A quorum for any Board or committee meeting is not less than a majority of directors, unless the directors fix the quorum otherwise.
The Chairperson may vote as a director at any meeting, but does not have a second or casting vote in the case of an equality of votes.
The Secretary of the Corporation keeps minutes of the meeting of the Board and each of its committees and circulates copies of the minutes to each Board or committee member, as the case may be, on a timely basis.
     Independent Directors’ meetings
The Independent Directors have at least four meetings a year with only Independent Directors present. Each year, the directors will appoint an Independent Director to act as lead Independent Director to chair these meetings and to report to the Board on these meetings as is appropriate (the “Lead Independent Director”). The Board has developed a position description for the Lead Independent Director which is attached as an appendix to these Guidelines.
6. DIRECTORS RESPONSIBILITIES
     Director orientation and continuing education
The Chief Financial Officer and the Secretary of the Corporation, under the oversight of the Governance and Nominating Committee, are responsible for providing orientation and continuing education programs for new directors. Generally, new directors are provided with materials describing the Corporation’s business and governance policy and procedures and they also meet individually with the Chief Executive Officer and the Chairperson to learn about the Corporation and its operations.

Appendix A

     Attendance and participation
Each director is expected to attend all meetings of the Board and any committee of which he or she is a member. A director who is unable to attend a meeting in person may participate by telephone or teleconference. The Board may also take action from time to time by unanimous written consent.
In advance of each Board and committee meeting, members will receive the proposed agenda and other materials important to the directors’ understanding of the matters considered. Directors are expected to spend the time needed to review the materials in advance of such meetings and to actively participate in such meetings.
     Service on other boards and audit committees
The Board does not believe that its members should be prohibited from serving on the boards of other public companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chairperson in advance of accepting an invitation to serve on the board of another public company and, as a general rule, directors are not allowed to join a board of another public company on which two or more other directors of the Corporation serve.
Members of the Audit Committee may not serve on the audit committees of more than three other public companies without the prior approval of the Board.
     Access to independent advisors
The Board and any committee may at any time retain outside financial, legal or other advisors at the expense of the Corporation and have the authority to determine the advisors’ fees and other retention terms. Any director may, subject to the approval of the Chairperson, retain an outside advisor at the expense of the Corporation.
7. COMMITTEES OF THE BOARD
     General
Brookfield believes that Board committees assist in the effective functioning of the Board.
The Governance and Nominating Committee and the Human Resource and Compensation Committee are comprised of a majority of Independent Directors and each has one BAM representative. The Audit Committee is comprised solely of Independent Directors.
The Board has three standing committees: the Audit Committee, the Human Resources and Compensation Committee, and the Governance and Nominating Committee. Special committees may be formed from time to time as required to review particular matters or transactions. While the Board retains overall responsibility for corporate governance matters, the Audit, Human Resources and Compensation, and Governance and Nominating Committees have specific responsibilities for certain aspects of corporate governance as described below.

The following is a brief description of the mandate of each standing committee:

     Audit Committee

The Audit Committee is responsible for monitoring the Corporation’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Corporation’s auditors. The committee is also responsible for reviewing the Corporation’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis and review of related operations prior to their approval by the full Board.
     Human Resources and Compensation Committee
The Human Resources and Compensation Committee is responsible for reviewing and reporting to the Board on human resource planning, including senior management appointments, succession planning and the levels and form of executive compensation in general, and the specific compensation of senior executives. The committee also reviews the positions descriptions and annual objectives of the Corporation’s Chief Executive Officer and his or her performance in relation to these objectives, and reports to the Board.
     Governance and Nominating Committee
It is the responsibility of the Governance and Nominating Committee, in consultation with the Chairperson, to assess periodically the size and composition of the Board and its committees, to implement procedures for director appointment and removal, to assess effectiveness of the performance of the Board and its directors, to review the Corporation’s Code of Business Conduct and Ethics and its Guidelines, to monitor its relations with management, and to review and recommend directors’ compensation.
     Committee Chairpersons
The Audit and Governance and Nominating Committees are each chaired by an Independent Director. The Human Resources and Compensation Committee is chaired by a director related to BAM. Each committee chairperson is selected by the Board on the recommendation of the Governance and Nominating Committee and is responsible for determining the agenda and the frequency and conduct of committee meetings.

Appendix A

     Committee charters
Each committee has its own charter that sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Board. Copies of each charter are posted on the Corporation’s Web site, www.brookfieldproperties.com.
8. EVALUATION OF BOARD, DIRECTORS AND COMMITTEES
The Governance and Nominating Committee in consultation with the Chairperson will ensure that an appropriate system is in place to evaluate and perform an annual evaluation of the effectiveness of the Board as a whole, as well as the committees of the Board, to ensure they are fulfilling their respective responsibilities and duties as set out in these Guidelines and in their respective committee charters. In connection with these evaluations, each director will be requested to provide his or her assessment of the effectiveness of the board and each committee. These evaluations should take into account the competencies and skills each director is expected to bring to his or her particular role on the Board or on a committee, as well as any other relevant facts.
9. MANAGEMENT
     Management’s role
The primary responsibility of management is to safeguard the Corporation’s assets and to create wealth for shareholders. When performance is found to be inadequate, the Board has the responsibility to bring about appropriate change.
Brookfield’s governance practices are designed to encourage autonomy and effective decision making on the part of management, while ensuring appropriate oversight by the Board and its committees.
Management of the Corporation is under the direction of the Chief Executive Officer. The Board has developed a position description of the Chief Executive Officer which is attached as an appendix to these Guidelines.
     Management’s relationship to the Board
Senior management of the Corporation, primarily through the Chief Executive Officer, reports to and is accountable to the Board . At its meetings, the Board regularly engages in private sessions with the Corporation’s Chairperson and Chief Executive Officer without other members of senior management present.
Business plans are developed to ensure the compatibility of shareholder, Board and management views on the Corporation’s strategic direction, performance targets and utilization of shareholders’ equity. A special meeting of the Board is held each year to review the strategic initiatives and the business plan submitted by senior management. The Board’s approval of the annual business plan then provides a mandate for senior management to conduct the affairs of the Corporation knowing it has the necessary Board support. Material deviation from the plan are reported to and considered by the Board.
     Board access to management
Information provided by management to directors is critical to their effectiveness. In addition to the reports presented to the Board at its regular and special meetings, the Board is also kept informed on a timely basis by management of corporate developments and key decisions taken by management in pursuing the Corporation’s business plan. The directors periodically assess the quality, completeness and timeliness of information provided by management to the Board.
     Management succession
The Board in consultation with the Human Resources and Compensation Committee maintains a succession plan for the Chief Executive Officer and other members of senior management. The objective of the plan is to ensure the orderly succession of senior management, including providing for any required recruiting, training and development.
     Management performance review and rewards
The Human Resources and Compensation Committee annually reviews the position description of the Chief Executive Officer and establishes objectives against which his or her performance is reviewed, with his or her compensation or level being assessed against these pre-agreed objectives. Similar reviews and assessments are undertaken for other members of senior management in consultation with the Chief Executive Officer.
Brookfield’s compensation plans are based on maintaining a direct link between management rewards and the wealth created for shareholders. The Corporation attempts to reward the most senior executives with primary compensation earned through share appreciation. Annually, members of senior management receive allocations of share options to augment their compensation and to encourage further share ownership, and in 1999 a deferred share unit plan was introduced for the most senior members of management to reward increases in share performance. Brookfield is also committed to maintaining periodic reviews of its compensation practices to ensure that management is fairly rewarded over time based on performance.
10. COMMUNICATION AND DISCLOSURE POLICIES
The Corporation has adopted a Disclosure and Insider Trading Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media. The purpose of this policy is to ensure that the Corporation’s communications with

Appendix A	6

the investment community are timely, consistent and in compliance with all applicable securities legislation. This Disclosure and Insider Trading Policy is reviewed annually by the Board and available on the Corporation’s Web site, www.brookfieldproperties.com.
The Corporation endeavors to keep its shareholders informed of its progress through a comprehensive annual report, annual information form, quarterly interim reports and periodic press releases. It also maintains a Web site that provides summary information about the Company and ready access to its published reports, press releases, statutory filings and supplementary information provided to analysts and investors. Directors and management meet with the Corporation’s shareholders at the annual meeting and are available to respond to questions at that time.
The Corporation also maintains an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts, financial advisors and interested members of the public to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss the Corporation’s financial results. The Corporation also endeavors to ensure that the media are kept informed of developments as they occur, and have an opportunity to meet and discuss these developments with the Corporation’s designated spokespersons.
11. DIRECTOR COMPENSATION
Directors who are employees of the Corporation or any of its affiliates do not receive any compensation for service as directors of the Corporation.
Annually, the Governance and Nominating Committee recommends to the Board the form and adequacy of compensation and benefits for non-management directors. During this recommendation process, the committee seeks to ensure that the compensation and benefits reflect the responsibilities and risks involved in being a director of the Corporation and to align the interests of the directors with the best interests of the Corporation and its stakeholders.
Directors are reimbursed by the Corporation for reasonable travel expenses and other out-of-pocket expenses incurred in connection with their duties as directors.
Directors who are resident in Canada receive their compensation in Canadian dollars, while U.S. resident directors receive their compensation in U.S. dollars. Directors of the Corporation who are not officers of the Corporation or its affiliates (the “outside directors”) are entitled to receive an annual fee of $40,000 in U.S. funds (or $55,000 in Canadian funds) (the “Annual Fee”). The Board’s Lead Independent Director and the chairperson of the Audit Committee, are also entitled to receive a supplemental annual retainer of $3,750 in U.S. funds (or $5,000 in Canadian funds) (the “Annual Retainer”).
One half of the Annual Fee payable to an outside director will be paid in deferred share units of the Corporation until the number of deferred share units accumulated and common shares owned by the director have an aggregate investment cost equal to five times the then current Annual Fee, thereafter he or she may elect to take all of the Annual Fee in cash or deferred share units. This is equivalent to $200,000 in U.S. funds, or $275,000 in Canadian funds, based on the current Annual Fee. An outside director may elect to receive all or part of the other half of the Annual Fee in cash or deferred share units. The Lead Independent Director and the chairperson of the Audit Committee may elect to receive all or part of their supplemental Annual Retainers in cash or deferred share units.
12. CODE OF BUSINESS CONDUCT AND ETHICS
The Board expects all directors, officers and employees of the Corporation to conduct themselves in accordance with the highest ethical standards and to adhere to the Corporation’s Code of Business Conduct and Ethics. Any waiver of the Code of Business Conduct and Ethics for officers and directors may only be made by the Board or the Governance and Nominating Committee and will be disclosed to shareholders by the Corporation to the extent required by law, regulation or stock exchange requirement.
13. PROHIBITION ON PERSONAL LOANS
The Corporation will not, either directly or indirectly, including through its subsidiaries, extend or maintain credit, arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any director or officer.
14. INDEMNIFICATION AND INSURANCE
In accordance with the by-laws of the Corporation and applicable laws, present and former directors and officers are each indemnified by the Corporation.
In addition, the Corporation maintains directors and officers insurance with an annual policy limit of Cdn. $50,000,000 subject to a corporate deductible of Cdn. $250,000 (Cdn. $500,000 for certain of the Corporation’s U.S. subsidiaries) per loss. Under this insurance coverage, the Corporation and certain of its associated companies are reimbursed for indemnity payments made to directors or officers as required or permitted by law or under provisions of its by-laws as indemnity for losses, including legal costs, arising from acts, errors or omissions committed by directors and officers during the course of their duties as such. This insurance also provides coverage to individual directors and officers without any deductible if they are not indemnified by the Corporation. The insurance coverage for directors and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or have resulted in personal profit or advantage.

Appendix A

15. CONFLICTS OF INTEREST
Each director is required to inform the Board of any potential or actual conflicts, or what might appear to be a conflict of interest he or she may have with the Corporation. If a director has a personal interest in a matter before the Board or a committee, he or she must not participate in any vote on the matter except where the Board or the committee has expressly determined that it is appropriate for him or her to do so.
16. CONTACT BOARD AND COMMITTEES
The Board welcomes input and comments from shareholders of the Corporation. You may contact one or more members of the Board or its committees by writing to the Corporation’s General Counsel at:
Board of Directors of Brookfield Properties Corporation
c/o Brookfield Properties Corporation
Three World Financial Center
New York, New York 10281-1021
U.S.A.
E-mail: boardofdirectors@brookfieldproperties.com
Adopted by the Board of Directors March 22, 2004.
Affirmed by the Board of Directors October 29, 2004.
Affirmed by the Board of Directors November 1, 2005.
Affirmed by the Board of Directors November 1, 2006.

Appendix A

APPENDIX
Position description of Chairperson
The Chairperson of the Board of Brookfield is principally responsible for overseeing the operations and affairs of the Board. In fulfilling his or her responsibilities, the Chairperson will:
(a)	provide leadership to foster the effectiveness of the Board;

(b)	ensure there is an effective relationship between the Board and senior management of the Corporation;

(c)	ensure that the appropriate committee structure is in place and assist the Governance and Nominating Committee in making recommendations for appointments to such committees;

(d)	in consultation with the other members of the Board and the Chief Executive Officer, prepare the agenda for each meeting of the Board;

(e)	ensure that all directors receive the information required for the proper performance of their duties, including information relevant to each meeting of the Board;

(f)	chair Board meetings, including stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual directors and confirming that clarity regarding decision-making is reached and accurately recorded;

(g)	together with the Governance and Nominating Committee, ensure that an appropriate system is in place to evaluate the performance of the Board as a whole, the Board’s committees and individual directors, and make recommendations to the Governance and Nominating Committee for changes when appropriate;

(h)	work with the Chief Executive Officer and other members of senior management to monitor progress on strategic planning, policy implementation and succession planning; and

(i)	provide additional services requested by the Board.
Position description of Lead Independent Director
The Lead Independent Director will preside over all sessions of the Corporation’s Independent Directors and is responsible for ensuring that matters raised during these meetings are reviewed with the full Board and Corporation’s senior management and acted upon in a timely fashion. In addition, the Lead Director performs the following functions:
(a)	consults with the Chairperson of the board on the preparation of the agenda for each meeting of the board; and

(b)	in consultation with the Chairperson, ensures that an appropriate system is in place to evaluate the performance of the board as a whole and its committees.
Position description of Chief Executive Officer
The Chief Executive Officer of Brookfield is responsible for providing the leadership of the Corporation and, subject to the direction provided by the Board, managing the business and affairs of the Corporation. In fulfilling his or her responsibilities, the Chief Executive Officer will:
(a)	develop and present to the Board for approval a business plan for the Corporation, which includes the fundamental objectives and goals of the plan, the strategies to achieve the objectives and goals, the risks and alternatives to these strategies and specific steps and performance indicators which will enable the Board to evaluate management’s progress on implementing such strategies and achieving the objectives and goals, and report regularly to the Board on the progress of the business plan;

(b)	develop and present to the Board for approval key financial and other performance goals for the Corporation’s activities, and report regularly to the Board on the progress against these goals;

(c)	manage the operations of the Corporation in accordance with the business plan approved by the Board;

(d)	act as the primary spokesperson for the Corporation;

(e)	recommend to the Board the appointment or termination of senior management of the Corporation;

(f)	present to the Board for approval annually an assessment of the senior management of the Corporation together with succession plan that provides for the orderly succession of senior management including the recruitment, training and development required;

(g)	together with the Corporation’s Chief Financial Officer, establish and maintain disclosure controls and procedures and internal controls and procedures for financial reporting appropriate to ensure the accuracy and integrity of the Corporation’s financial reporting and public disclosure; and

(h)	foster a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility.

Appendix A

Brookfield Properties